Form 10-K, Exhibit 13
period 1995-12-31
FIRST HARRISBURG BANCOR INC
filed 1996-04-15
CIK 846768

FIRST HARRISBURG BANCOR, INC.
                               1995 ANNUAL REPORT





Contents

Independent Auditors' Report

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Selected Consolidated Financial and Other Data

INDEPENDENT AUDITORS' REPORT
- --------------------------------------------------------------------------------


The Board of Directors and Stockholders
First Harrisburg Bancor, Inc.

         We have audited the accompanying consolidated statements of financial condition of First Harrisburg Bancor, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Harrisburg Bancor, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.
         As discussed in notes 1 and 13 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."


                                                           KPMG Peat Marwick LLP


February 2, 1996

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
- ---------------------------------------------------------------------------------------------------

(In thousands, except share data)                                               December 31,
                                                                           1995              1994
                                                                        ---------         ---------
ASSETS
   Cash and cash equivalents:
     Cash and amounts due from banks ...........................        $   3,523         $   6,608
     Interest-bearing deposits .................................            3,332             1,898
                                                                        ---------         ---------
   Total cash and cash equivalents .............................            6,855             8,506

   Investment securities (fair value:
      1995, $20,285; 1994, $15,806) ............................           19,924            16,385
   Mortgage-backed securities (fair value:
      1995, $40,137; 1994, $36,593) ............................           40,035            38,074
   Loans receivable, net of allowance for
      loan losses of $1,004 and $1,098 .........................          187,064           170,130
   Loans held for sale .........................................           40,650            26,104
   Accrued interest receivable .................................            1,890             1,471
   Real estate:
     Acquired in settlement of loans, net ......................               57             1,154
     Acquired for development, net .............................              195               249
   Property and equipment, net .................................            2,024             1,772
   Federal Home Loan Bank stock, at cost .......................            4,828             4,306
   Deferred tax asset, net .....................................              436               535
   Servicing rights and premiums on sale of loans, net .........              195               250
   Prepaid expenses and other assets ...........................              514             1,049
                                                                        ---------         ---------
     Total assets ..............................................        $ 304,667         $ 269,985
                                                                        =========         =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits ....................................................        $ 173,829         $ 151,460
   Short-term borrowings .......................................           27,705            64,980
   Advances from Federal Home Loan Bank ........................           68,861            22,011
   Funds due remittance  service and other .....................              985             1,578
  Advances from borrowers for taxes and insurance ..............            4,758             3,836
  Long-term debt ...............................................              186               278
  Other liabilities ............................................            2,680             2,043
  Income taxes payable .........................................              274               400
                                                                        ---------         ---------
     Total liabilities .........................................          279,278           246,586
                                                                        ---------         ---------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION -- Continued
- ---------------------------------------------------------------------------------------------------

(In thousands, except share data)                                               December 31,
                                                                           1995              1994
                                                                        ---------         ---------
Stockholders' equity:
   Preferred stock:  5,000,000 shares authorized; none issued ..             --                --
   Common stock:  $.01 par; 10,000,000 shares
     authorized; 2,571,012 and 2,357,464 shares issued
     and outstanding in 1995 and 1994, respectively ............               26                24
   Capital in excess of par ....................................           17,664            15,197
   Retained earnings, partially restricted .....................            7,681             8,531
   Unrealized gain (loss) on securities available for sale,
     net of tax of $128 and $(48) in 1995 and 1994, respectively              204               (75)
   Employee stock ownership plan obligation ....................             (186)             (278)
                                                                        ---------         ---------
     Total stockholders' equity ................................           25,389            23,399
                                                                        ---------         ---------

   Total liabilities and stockholders' equity ..................        $ 304,667         $ 269,985
                                                                        =========         =========



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
- ---------------------------------------------------------------------------------------------------------------

(In thousands, except per share data)                                        12 Months Ended December 31,
                                                                       1995             1994             1993
                                                                     --------         --------         --------
INTEREST INCOME:
   Loans receivable .........................................        $ 15,337         $ 12,784         $ 12,184
   Loans held for sale ......................................           2,796            2,272            1,558
   Investment securities available for sale .................             140               55             --
   Investment securities held to maturity and other .........           1,820            1,047            1,889
   Mortgage-backed securities available for sale ............             806              981             --
   Mortgage-backed securities held to maturity ..............           1,838            1,454            1,622
                                                                     --------         --------         --------
     Total interest income ..................................          22,737           18,593           17,253
                                                                     --------         --------         --------
INTEREST EXPENSE:
   Deposits .................................................           7,748            6,070            7,333
   FHLB advances ............................................           2,777            1,070            1,185
   Short-term borrowings ....................................           2,986            2,134              417
                                                                     --------         --------         --------
     Total interest expense .................................          13,511            9,274            8,935
                                                                     --------         --------         --------
Net interest income .........................................           9,226            9,319            8,318
   Provision for loan losses ................................             115             --               --
                                                                     --------         --------         --------
   Net interest income after provision for loan losses ......           9,111            9,319            8,318
                                                                     --------         --------         --------
NONINTEREST INCOME:
   Other fees and charges ...................................             545              896              958
   Servicing fee income .....................................             624              536              469
   Gain (loss) on sale of:
     Investment and trading securities ......................               1              (11)            --
     Unrealized losses on securities held for sale ..........            --               --                (16)
     Mortgages ..............................................           2,136            1,338            2,173
     Property and equipment, net ............................            --                 (7)              17
     Servicing ..............................................            --                114             --
   Income (loss) from real estate operations ................              53              176              (35)
   Income from IRS claim ....................................            --               --                250
   Other ....................................................              (3)               8               12
                                                                     --------         --------         --------
     Total noninterest income ...............................           3,356            3,050            3,828
                                                                     --------         --------         --------
NONINTEREST EXPENSE:
   Salaries and employee benefits ...........................           3,814            4,178            4,078
   Occupancy, net ...........................................           1,439            1,268            1,191
   Data processing services .................................             200              202              225
   Federal insurance premiums ...............................             436              441              380
   Marketing ................................................             462              387              253
   Professional fees ........................................             420              355              290
   Provision for real estate losses .........................              19             (200)             135
   Other ....................................................           1,383            1,219            1,186
                                                                     --------         --------         --------
     Total noninterest expense ..............................           8,173            7,850            7,738
                                                                     --------         --------         --------
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS -- Continued
- ---------------------------------------------------------------------------------------------------------------

(In thousands, except per share data)                                        12 Months Ended December 31,
                                                                       1995             1994             1993
                                                                     --------         --------         --------
INCOME BEFORE INCOME TAXES AND
CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING FOR INCOME TAXES .................................           4,294            4,519            4,408
Income taxes ................................................           1,605            1,913            1,517
                                                                     --------         --------         --------
   Income before cumulative effect of change in
     accounting for income taxes ............................           2,689            2,606            2,891
   Cumulative effect of change in accounting for income taxes            --               --                717
                                                                     --------         --------         --------
NET INCOME ..................................................        $  2,689         $  2,606         $  3,608
                                                                     ========         ========         ========
Earnings per common and common equivalent share:
   Income before cumulative effect of change in
     accounting for income taxes ............................        $   1.01         $    .98         $   1.10
   Cumulative effect of change in accounting for income taxes            --               --                .27
                                                                     --------         --------         --------
   Net income ...............................................        $   1.01         $    .98         $   1.37
                                                                     ========         ========         ========
Cash dividends paid per share ...............................        $   .205         $   .182         $   .159
                                                                     ========         ========         ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
- ------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
                                                                                                  Unrealized
                                                                                                  gain (loss)
                                                                                                 on securities
                                                                Capital                            available
                                                     Common    in excess   Retained    Treasury  for sale, net    ESOP
                                                     stock      of par     earnings     Stock       of tax     obligation    Total
                                                    --------   --------    --------    --------    --------    --------    --------
Balance December 31, 1992 .......................   $     10   $  9,851    $  8,253    $   --      $   --      $   (658)   $ 17,456
Stock options exercised .........................       --          145        --          --          --          --           145
Dividend reinvestment shares issued .............       --           18        --          --          --          --            18
Employee stock ownership ........................       --
   plan obligation ..............................       --         --          --          --          --           200         200
Net income ......................................       --         --         3,608        --          --          --         3,608
Dividends paid ($.159 per share) ................       --         --          (404)       --          --          --          (404)
20% stock dividend ..............................          2      5,060      (5,062)       --          --          --          --
                                                    --------   --------    --------    --------    --------    --------    --------
Balance December 31, 1993 .......................         12     15,074       6,395        --          --          (458)     21,023
Implementation of change in
   accounting for marketable debt and
   equity securities, net of tax of $158 ........       --         --          --          --           251        --           251
Stock options exercised .........................       --           52        --          --          --          --            52
Dividend reinvestment shares issued .............       --           83        --          --          --          --            83
Employee stock ownership
   plan obligation ..............................       --         --          --          --          --           180         180
Net income ......................................       --         --         2,606        --          --          --         2,606
Dividends paid ($.182 per share) ................       --         --          (470)       --          --          --          (470)
Two for one stock split .........................         12        (12)       --          --          --          --          --
Change in net unrealized gain (loss)
   on available-for-sale securities .............       --         --          --          --          (326)       --          (326)
                                                    --------   --------    --------    --------    --------    --------    --------
Balance December 31, 1994 .......................         24     15,197       8,531        --           (75)       (278)     23,399
Treasury stock purchased ........................       --         --          --          (826)       --          --          (826)
Stock options exercised .........................       --           57        --           163        --          --           220
Dividend reinvestment shares issued .............       --           44        --            22        --          --            66
Employee stock ownership plan
   obligation ...................................       --         --          --          --          --            92          92
Net income ......................................       --         --         2,689        --          --          --         2,689
Dividends Paid ($.205 per share) ................       --         --          (530)       --          --          --          (530)
10% stock dividend ..............................          2      2,366      (3,009)        641        --          --          --
Change in net unrealized gain (loss)
   on available-for-sale securities .............       --         --          --          --           279        --           279
                                                    --------   --------    --------    --------    --------    --------    --------
Balance December 31, 1995 .......................   $     26   $ 17,664    $  7,681    $   --      $    204    $   (186)   $ 25,389
                                                    ========   ========    ========    ========    ========    ========    ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- ------------------------------------------------------------------------------------------------------------------------------------
       (In thousands)                                                                             12 Months Ended December 31,
                                                                                             1995            1994            1993
                                                                                          ---------       ---------       ---------
Cash flows from operating activities:
Net income .........................................................................      $   2,689       $   2,606       $   3,608
                                                                                          ---------       ---------       ---------
Adjustments:
   Depreciation ....................................................................            386             349             310
   Provision for loan losses .......................................................            115            --              --
   Provision for real estate losses ................................................             19            (200)            135
   Purchase of investment securities in trading account ............................           --            (1,497)           --
   Proceeds from sale of investment securities held in trading account .............           --             1,486            --
   (Gain) loss on sale of:
     Investment securities held in trading acount ..................................           --                11            --
     Investment securities available for sale ......................................             (1)           --              --
     Mortgages .....................................................................         (2,136)         (1,338)         (2,173)
     Servicing .....................................................................           --              (114)           --
     Real estate acquired:
       In settlement of loans ......................................................             (9)           (105)            (17)
       For development .............................................................            (70)            (67)            (88)
     Property and equipment ........................................................           --                 1             (32)
   Unrealized losses on securities held for sale ...................................           --              --                16
   Loss on abandonment of property and equipment ...................................              2               6              16
   (Increase) decrease in provision for deferred income taxes ......................            (77)            525            (507)
   Loans held for sale, sold .......................................................        470,067         437,476         364,311
   Proceeds from sale of servicing .................................................           --               114            --
   Investment in loans held for sale ...............................................       (126,881)       (113,474)       (158,318)
   Loans held for sale, purchased ..................................................       (356,146)       (298,823)       (240,571)
   Amortization of loan costs (fees) ...............................................             19            (191)           (277)
   Amortization of servicing rights and premiums on sale of loans ..................             55              51              56
   Increase in servicing rights and premiums on sale of loans ......................           --              (126)            (15)
   (Increase) decrease in accrued interest receivable ..............................           (419)           (352)            427
   Decrease (increase) in prepaid expenses and other assets ........................            535            (390)            397
   Increase (decrease) in other liabilities ........................................            637            (783)            226
   Decrease in income taxes payable ................................................           (126)            (82)            (11)
                                                                                          ---------       ---------       ---------
   Total adjustments ...............................................................        (14,030)         22,477         (36,115)
                                                                                          ---------       ---------       ---------
Net cash (used in) provided by operating activities ................................        (11,341)         25,083         (32,507)
                                                                                          ---------       ---------       ---------
Cash flows from investing activities:
   Loans receivable sold ...........................................................          5,031            --             1,857
   Principal payments on loans .....................................................         35,507          40,831          52,804
   Investment in loans .............................................................        (32,191)        (69,162)        (53,207)
   Loans purchased .................................................................        (23,239)         (8,105)           --
   (Costs) fees deferred on loans and mortgages ....................................           (958)            456             241
   Change in undisbursed loans in process ..........................................           (726)         (1,057)          1,601
   Purchase of:
     Investment securities held for sale ...........................................           --              --            (5,956)
     Investment and mortgage-backed securities available for sale ..................         (6,154)           --              --
     Investment and mortgage-backed securities held to maturity ....................        (16,113)        (11,095)        (33,964)
     Property and equipment ........................................................           (642)           (276)           (342)
     FHLB stock, net ...............................................................           (522)           (437)         (2,080)

                                                             (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
- ------------------------------------------------------------------------------------------------------------------------------------
       (In thousands)                                                                             12 Months Ended December 31,
                                                                                             1995            1994            1993
                                                                                          ---------       ---------       ---------
   Proceeds from:
     Maturities and principal reductions of investment and mortgage-
                backed securities available for sale ...............................      $   3,521       $   2,892       $    --
     Maturities and principal reductions of investment and mortgage-
                backed securities held to maturity .................................         12,955           9,984          29,370
     Sales of investment securities held to maturity ...............................           --              --               500
     Sales of investment securities available for sale .............................            747           5,939            --
     Sales of real estate acquired:
       In settlement of loans ......................................................          1,150           1,114             250
       For development .............................................................            124             504             272
     Sales of property and equipment ...............................................              2               1              51
   Investment in real estate acquired for development and ..........................             60
               in settlement of loans ..............................................             (5)              60              9
                                                                                          ---------       ---------       ---------
Net cash used in investing activities ..............................................        (21,513)        (28,351)         (8,594)
                                                                                          ---------       ---------       ---------
Cash flows from financing activities:
   Net increase (decrease) in deposits .............................................         22,369         (12,944)        (18,289)
   Net increase (decrease) in:
     Federal Home Loan Bank advances ...............................................         46,850          (2,589)          5,600
     Short-term borrowings .........................................................        (37,275)         18,685          40,578
     Funds due remittance service and other ........................................           (593)         (1,602)          2,329
     Advance payments by borrowers for taxes and insurance .........................            922             687             606
   Proceeds from issuance of stock .................................................            286             135             162
   Payments to acquire treasury stock ..............................................           (826)           --              --
   Cash dividends ..................................................................           (530)           (470)           (404)
                                                                                          ---------       ---------       ---------
Net cash provided by financing activities ..........................................         31,203           1,902          30,582
                                                                                          ---------       ---------       ---------

Net decrease in cash and cash equivalents ..........................................         (1,651)         (1,366)        (10,519)
Cash and cash equivalents, beginning of period .....................................          8,506           9,872          20,391
                                                                                          ---------       ---------       ---------
Cash and cash equivalents, end of period ...........................................      $   6,855       $   8,506       $   9,872
                                                                                          =========       =========       =========

Supplemental disclosures of cash flow information:
   Cash paid during the periods for:
     Interest on deposits, FHLB advances and other
       short-term borrowings .......................................................      $   7,477       $   4,102       $   2,761
     Income taxes ..................................................................          1,826           1,483           1,768

Supplemental schedule of noncash investing and financing activities:
   Real estate in settlement of loans has been acquired without the use of cash or cash  equivalents.  Such additions to real estate acquired in settlement of loans amounted to $58,000, $406,000, and $520,900 in 1995, 1994, and 1993, respectively.

   See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation:
     First Harrisburg Bancor, Inc. (the "Company") is a unitary savings and loan holding company, incorporated under the laws of the Commonwealth of Pennsylvania in 1989. The Company's wholly-owned subsidiary, First Federal Savings and Loan Association of Harrisburg (the"Association"), is primarily engaged in attracting deposits and applying these funds, together with borrowings, to the origination and purchase of first mortgage loans and investment and mortgage-backed securities. The Association's mortgage- banking subsidiary, AVSTAR Mortgage Corporation ("AMC"), originates mortgage loans under terms and conditions which permit the sale of such loans in the secondary market. The Association's wholly-owned subsidiaries, First Harrisburg Service Corporation and Second Harrisburg Service Corporation are engaged in real estate development and provide financial services and insurance products. All significant intercompany transactions and balances are eliminated in consolidation.
     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and prevailing practices within the industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the periods presented. Actual results could differ significantly from those estimates.
     Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowances for loan and real estate losses. In connection with the determination of the allowances for loan and real estate losses, management obtains independent appraisals for significant properties.
     Management believes that the allowances for loan and real estate losses are adequate. While management uses available information to recognize losses on loans and real estate, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Association's allowances for loan and real estate losses. Such agencies may require the Association to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Cash Equivalents:
     For purposes of the statements of cash flows, the Company considers cash amounts due from banks and interest bearing deposits in banks to be cash equivalents.

Investment and Mortgage-backed Securities:
     The Company accounts for investment and mortgage-backed securities in accordance with the provisions of the Financial Accounting Standards Board's
(FASB) Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Under SFAS 115, the Company classifies its debt and marketable securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those debt securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses on available-for-sale securities, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders' equity until realized.
     A  decline  in  the  market  value  of  any   available-for-sale   or  held
- -to-maturity security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.
     Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and
losses  are   included  in  earnings   and  are  derived   using  the   specific
identification method for determining the cost of securities sold.
     Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") System to hold common stock of its district FHLB according to predetermined formulas. This stock is carried at cost and may be pledged to secure FHLB advances.

Loans Held for Sale:
     Loans held for sale are reported at the lower of aggregate cost or market, determined as of the balance sheet date. The amount by which cost exceeds market value in the aggregate is accounted for as a valuation allowance. Changes in the valuation allowance are included in the determination of net income of the period in which the change occurs. Gains and losses on the sale of loans are determined using the specific identification method. Loans Receivable:
     Loans receivable are stated at the unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees and costs.
     Provisions for losses on loans are charged to operations based upon management's evaluation of potential losses. The provision for loan losses is management's estimate of the amount required to establish a reserve adequate to reflect risks in the loan portfolio of the Company. Loan losses are charged directly against the reserve for loan losses. Collection efforts on charged-off consumer loans are pursued through professional collection agencies. Resulting proceeds of such efforts are recorded in the allowance for loan losses as recoveries.
     Recognition of interest income on loans is computed using the interest method. An allowance for uncollected interest is established for loans that are past due based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued. Loans are returned to accrual status when the collectibility of past due principal and interest is reasonably assured.
     The Company adopted the provisions of Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosure" on January 1, 1995. Generally, all non-accrual loans are deemed to be impaired. In addition, management, considering current information and events regarding the borrowers ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. In evaluating whether a loan is impaired, management considers not only the amount that the Company expects to collect but also the timing of collection. Generally, if a delay in payment is insignificant (e.g. less than 60 days), a loan is not deemed to be impaired.

     When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, at the loan's market price or fair value of the collateral if the loan is collateral dependent. The majority of loans deemed to be impaired by management are collateral dependent. Loans are evaluated individually for impairment. The Company excludes smaller balance, homogeneous loans (e.g. primarily consumer and residential mortgages) from the evaluation for impairment. Impairment losses are included in the allowance for possible loan losses. Impaired loans are charged-off when management believes that the ultimate collectibility of a loan is not likely.
     Income recognition of impaired loans that are on non-accrual status is recognized on the cash basis, while interest on impaired loans that are still accruing is recognized using the accrual method.

Loan Origination and Commitment Fees and Related Costs:
     All loan origination and commitment fees and certain related direct costs are offset and the net deferred amount is recognized as an adjustment to interest income, based on the interest method over the life of the loans.

Real Estate:
     Real estate acquired in settlement of loans is recorded at the lower of cost or estimated fair value minus estimated costs to sell at the date of foreclosure. At the time of foreclosure the excess, if any, of cost over the estimated fair value of the property minus estimated costs to sell is charged to the allowance for loan losses. Fair values are determined by independent appraisals or by discounting cash flows for income producing properties. Real estate acquired for development is carried at the lower of cost, including cost of improvements and amenities incurred subsequent to acquisition, or estimated net realizable value. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed.
     Valuations are performed periodically by management on both real estate acquired for development and real estate acquired in settlement of loans. An allowance for losses is established by a charge to operations if the carrying value of real estate acquired for development exceeds its estimated net realizable value, or the carrying value of real estate acquired in settlement of loans exceeds its estimated fair value.

Income Taxes:
     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the asset and liability method in computing income tax expense for financial reporting purposes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Property and Equipment:
     Land is carried at cost. Buildings, leasehold improvements, and furniture and equipment are carried at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets of 25-33 years for buildings, 20 years for land improvements, 5-7 years for furniture and equipment and over the lesser of the terms of the related lease or estimated useful life for leasehold improvements.

Loan Servicing Rights:
     The cost of loan servicing rights acquired is amortized in proportion to, and over the period of, estimated net servicing revenues. The cost of loan servicing rights acquired, and the amortization thereof is periodically evaluated in relation to estimated future net servicing revenues based on management's best estimate of remaining loan lives.
     Fees earned for servicing loans for others are reported as income when the related loan payments are collected. Loan servicing costs are charged to expense as incurred.

Derivatives:
     Premiums paid for interest rate cap agreements are amortized into interest expense over the term of the agreements. Interest expense is reduced on a current basis when the index rate exceeds the interest rate cap specified under the agreement on a purchased cap. Unamortized premiums are included in prepaid expenses in the statement of financial condition.

Earnings Per Share:
     Earnings per share have been computed on the basis of the weighted-average number of common and common equivalent shares outstanding adjusted retroactively for all periods presented to reflect the the 10% stock dividend in November 1995, the two for one stock split in January 1995 and the 20% stock dividend in November 1993. Stock options are regarded as common stock equivalents and their potential dilution is computed using the treasury stock method. The adjusted weighted-average number of common and common equivalent shares outstanding were 2,659,891, 2,655,320 and 2,628,140 in 1995, 1994 and 1993, respectively. The potential dilution from the exercise of stock options and stock appreciation rights is not material.

Pending Merger:
     In November 1995, the Company signed a definitive agreement to be acquired by Harris Savings Bank. The acquisition, which is expected to be consummated in the second quarter of 1996, will be a 100% cash purchase with each share of the outstanding common stock of the Company being exchanged for $14.77 in cash. The acquisition is subject to regulatory approval.

2. NEW ACCOUNTING STANDARDS:
     In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). SFAS 121 provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets to be held and used and assets to be disposed of.
     SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sums of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset.
     SFAS 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.
     SFAS 121 is effective for financial statements for fiscal years beginning after December 15, 1995.

     Management does not expect that the adoption of SFAS 121 will have a material impact on its financial condition or results of operations.
     In May 1995, FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65" (SFAS 122). SFAS 122 amends Statement 65 to require an institution to recognize as separate assets the rights to service mortgage loans for others when a mortgage loan is sold or securitized and servicing rights retained. SFAS 122 also requires an entity to measure to impairment of servicing rights based on the difference between the carrying amount of the servicing rights and their current fair value.
     The Company presently does not know and cannot reasonably estimate the impact of adopting the provisions of SFAS 122 on its financial condition or results of operations.
     SFAS 122 is to be applied prospectively in fiscal years beginning after December 15, 1995, to transactions in which an institution sells or securitizes mortgage loans with servicing rights released. In addition, the provisions of SFAS 122 should be applied to the measurement of impairment for all capitalized servicing rights, including servicing rights capitalized prior to the initial adoption of SFAS 122. The Company will adopt the provisions of SFAS 122 effective January 1, 1996.
     The Company has not elected early adoption of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". SFAS 123 becomes effective January 1, 1996 and will not have a material effect on the Company's financial position or results of operations. Upon adoption of SFAS 123, the Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

3.       INVESTMENT SECURITIES:
     The   amortized   cost   and   fair   values   of   investment   securities
available-for-sale and held-to-maturity at December 31, 1995 and 1994 are summarized as follows:

(In thousands)                                                  December 31, 1995
                                                             Gross            Gross
                                            Amortized      Unrealized       Unrealized          Fair
                                              Cost           Gains            Losses            Value
                                            --------        --------         --------         --------
Available-for-sale:
   U.S. government securities ......        $  1,039        $      1         $   --           $  1,040
   U.S. government agency securities           2,127               8             --              2,135
   Equity securities:
    FNMA & SallieMae common
      stock ........................              12              87             --                 99
                                            --------        --------         --------         --------
                                            $  3,178        $     96         $   --           $  3,274
                                            --------        --------         --------         --------
Held-to-maturity:
   Domestic corporate securities ...           5,168             148              (21)           5,295
   U.S. government agency securities          11,482             234             --             11,716
                                            --------        --------         --------         --------
                                              16,650             382              (21)          17,011
                                            --------        --------         --------         --------
                                            $ 19,828        $    478         $    (21)        $ 20,285
                                            ========        ========         ========         ========

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            Available-for-sale             Held-to-maturity
                                         Amortized        Fair         Amortized        Fair
(In thousands)                             Cost           Value          Cost           Value
                                          -------        -------        -------        -------
Due in one year or less .............     $ 3,178        $ 3,274        $ 2,836        $ 2,827
Due after 1 year through 5 years ....        --             --            5,327          5,350
Due after 5 years through 10 years ..        --             --            8,487          8,834
                                          -------        -------        -------        -------
                                          $ 3,178        $ 3,274        $16,650        $17,011
                                          =======        =======        =======        =======

     Proceeds from sales of available-for-sale investment securities during 1995 were $747,000. Gains of $1,000 were realized on those sales.
   During 1995, there was no activity in the trading account.

                                                                December 31, 1994
(In thousands)
                                                             Gross             Gross
                                            Amortized      Unrealized       Unrealized          Fair
                                              Cost           Gains            Losses            Value
                                            --------        --------         --------         --------
Available-for-sale:
   U.S. government securities ............  $  1,000        $   --           $     (2)        $    998
   U.S. government agency securities .....        14            --               --                 14
   Equity securities:
     FNMA & SallieMae common stock .......        12              37             --                 49
                                            --------        --------         --------         --------
                                               1,026              37               (2)           1,061
                                            --------        --------         --------         --------
Held-to-maturity:
   Domestic corporate securities .........     5,229            --               (284)           4,945
   U.S. government securities ............       616               2             --                618
   U.S. government agency securities .....     9,479            --               (297)           9,182
                                            --------        --------         --------         --------
                                              15,324               2             (581)          14,745
                                            --------        --------         --------         --------
                                            $ 16,350        $     39         $   (583)        $ 15,806
                                            ========        ========         ========         ========

     Proceeds from sales of available-for-sale investment securities during 1994 were $5,939,000. No gains or losses were realized on the sale of these securities.
     At December 31, 1994, there were no securities held in the trading account. Proceeds from sales of trading account securities during 1994 were $1,486,000. Gross losses of $11,000 were realized on those sales.
     Proceeds from sale of an investment security during 1993 was $500,000. No gain or loss was realized on the sale of this security. This security was sold due to deterioration in the issuer's creditworthiness.

4.            MORTGAGE-BACKED AND RELATED SECURITIES:
     The  amortized   cost  and  fair  values  of   mortgage-backed   securities
available-for-sale and held-to-maturity at December 31, 1995 and 1994 are summarized as follows:

                                                                  December 31, 1995
                                                                Gross            Gross
(In thousands)                                Amortized      Unrealized       Unrealized          Fair
                                                Cost            Gains           Losses            Value
                                              --------        --------         --------         --------
Available-for-sale:
   GNMA certificates .................        $  1,143        $     39         $   --           $  1,182
   FHLMC certificates ................           5,506             197             --              5,703
                                              --------        --------         --------         --------
                                                 6,649             236             --              6,885
                                              --------        --------         --------         --------
Held-to-maturity:
   GNMA certificates .................           5,044              69             --              5,113
   FHLMC certificates ................          12,158              79              (81)          12,156
   FNMA certificates .................           2,845              57             --              2,902
   Collateralized mortgage obligations           6,318              22               (4)           6,336
   Other certificates ................           6,785               8              (48)           6,745
                                              --------        --------         --------         --------
                                                33,150             235             (133)          33,252
                                              --------        --------         --------         --------
                                              $ 39,799        $    471         $   (133)        $ 40,137
                                              ========        ========         ========         ========
                                                                  December 31, 1994
                                                                Gross            Gross
(In thousands)                                Amortized      Unrealized       Unrealized          Fair
                                                Cost            Gains           Losses            Value
                                              --------        --------         --------         --------
Available-for-sale:
   GNMA certificates .................        $  1,256        $   --           $    (53)        $  1,203
   FHLMC certificates ................           6,674            --               (105)           6,569
                                              --------        --------         --------         --------
                                                 7,930            --               (158)           7,772
                                              --------        --------         --------         --------
Held-to-maturity:
   GNMA certificates .................           2,688            --               (115)           2,573
   FHLMC certificates ................          14,076              10             (807)          13,279
   FNMA certificates .................           2,901            --                (69)           2,832
   Collateralized mortgage obligations           6,318            --               (188)           6,130
   Other certificates ................           4,319            --               (312)           4,007
                                              --------        --------         --------         --------
                                                30,302              10           (1,491)          28,821
                                              --------        --------         --------         --------
                                              $ 38,232        $     10         $ (1,649)        $ 36,593
                                              ========        ========         ========         ========

     There were no sales of mortgage-backed securities during 1995, 1994 or 1993.

5.            LOANS RECEIVABLE:

     Loans receivable at December 31 are summarized as follows:

                                                                     (In thousands)
                                                                 1995              1994
                                                              ---------         ---------
First Mortgage Loans:
     Principal balances:
     Secured by one-to-four family residences ........        $  97,424         $  84,913
     Secured by multi-family residences ..............              778               986
     Secured by nonresidential properties ............            4,122             3,318
     Construction loans:
              Secured by one-to-four family residences            1,132             2,126
              Secured by multi-family residences .....              291               989
              Secured by non-residential properties ..               94              --
     Land loans ......................................            3,643             3,653
                                                              ---------         ---------
                                                                107,484            95,985
     Plus:
         Premiums on loans purchased .................              252              --
     Less:
         Undisbursed portion of construction loans:
              Secured by one-to-four family residences             (225)             (504)
              Secured by multi-family residences .....              (30)             (241)
              Secured by non-residential properties ..              (40)              (29)
         Unearned discounts ..........................             (136)             (396)
         Net deferred loan origination fees ..........           (1,003)           (1,178)
                                                              ---------         ---------
              Total first mortgage loans .............          106,302            93,637
                                                              ---------         ---------
Consumer and other loans:
     Principal balances:
         Home equity and second mortgages ............           52,207            50,473
         Home equity lines of credit .................           17,579            17,967
         Other .......................................           10,169             7,821
                                                              ---------         ---------
                                                                 79,955            76,261
     Plus:
         Unearned premiums ...........................            1,508             1,077
         Net deferred loan origination costs .........              303               253
                                                              ---------         ---------
              Total consumer and other loans .........           81,766            77,591
                                                              ---------         ---------
Less allowance for loan losses .......................           (1,004)           (1,098)
                                                              ---------         ---------
                                                              $ 187,064         $ 170,130
                                                              =========         =========

     Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                        (In thousands)
                                              1995          1994          1993
                                            -------       -------       -------
Balance at beginning of year .........      $ 1,098       $ 1,224       $ 1,493
Provisions charged to income .........          115          --            --
Recoveries ...........................            3            20            52
Charge-offs ..........................         (212)         (146)         (321)
                                            -------       -------       -------
Balance at end of year ...............      $ 1,004       $ 1,098       $ 1,224
                                            =======       =======       =======

     Included within the loan portfolio are loans on which the Association has ceased accrual of interest. Such loans amounted to $2.1 million, $1.1 million and $2.0 million at December 31, 1995, 1994 and 1993, respectively. If interest income had been recorded on all nonaccrual loans outstanding during the year, interest income would have increased by approximately $82,000, $57,000 and $55,600 during 1995, 1994 and 1993, respectively.

     As discussed in note 1, the Company adopted the provisions of SFAS 114, as amended by SFAS 118, on January 1, 1995. Loans totaling $576,000 were deemed to be impaired at December 31, 1995. Of such loans, approximately $384,000 had reserves totaling $115,000. The remaining impaired loans of $192,000 had no reserves. The average amount of impaired loans during 1995 was approximately $144,000. Interest income recorded on impaired loans during 1995 was approximately $4,000.

6.            LOAN SERVICING:
     Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these serviced loans at December 31 are summarized as follows:

                                                    (In thousands)
                                        1995             1994             1993
                                      --------         --------         --------
FNMA ........................         $166,955         $148,170         $126,922
FHLMC .......................           18,898           22,328           25,864
Other investors .............           58,099           49,422           40,826
                                      --------         --------         --------
                                      $243,952         $219,920         $193,612
                                      ========         ========         ========

     Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $4.2 million, $3.0 million and $3.6 million at December 31, 1995, 1994 and 1993, respectively.

     During 1995, 1994 and 1993 the Association capitalized costs to acquire loan servicing rights of $0, $126,300 and $15,500, respectively. The Association recognized amortization on the cost of acquired loan servicing, loan servicing rights purchased and premiums on loans sold of $55,000, $51,000 and $55,700 for the years ended December 31, 1995, 1994 and 1993, respectively, which is reflected in servicing fee income in the consolidated statements of operations. The recorded value of servicing rights does not exceed the present value of the future net servicing income.

7.            ACCRUED INTEREST RECEIVABLE:
     Accrued interest receivable at December 31 is summarized as follows:

                                                              (In thousands)
                                                          1995             1994
                                                         ------           ------
Investment securities ........................           $  483           $  339
Mortgage-backed securities ...................              251              261
Loans receivable .............................            1,156              871
                                                         ------           ------
                                                         $1,890           $1,471
                                                         ======           ======

8.            REAL ESTATE:
     Real estate acquired for development at December 31 is summarized as follows:

                                                               (In thousands)
                                                            1995          1994
                                                            -----         -----
Investment in real estate partnerships .............        $ 130         $ 157
Investment in real estate development ..............          110           152
                                                            -----         -----
                                                              240           309
Less allowance for real estate losses ..............          (45)          (60)
                                                            -----         -----
                                                            $ 195         $ 249
                                                            =====         =====

     Income (loss) from real estate operations for the years ended December 31 is as follows:

                                                            (In thousands)
                                                        1995     1994     1993
                                                        -----    -----    -----
Equity in income of partnerships ....................   $  58    $  55    $  66
Income from real estate development .................      12      105       21
Gain from the sale of real estate acquired
  in settlement of loans ............................       9      105       17
Loss from the operation of real estate acquired
  in settlement of loans ............................     (26)     (89)    (139)
                                                        -----    -----    -----
                                                        $  53    $ 176    $ (35)
                                                        =====    =====    =====

     Income of $93,000 that had previously been deferred on the sale of real estate held for development was recognized in 1994. Capitalized interest on real estate development for the years ended December 31, 1995, 1994 and 1993 amounted to $0, $0 and $2,000, respectively.

     Summaries of assets, liabilities, and partners' equity of the partnerships at December 31, 1995 and 1994, and operations for the years ended December 31, 1995, 1994 and 1993 are as follows:

                                                               (In thousands)
                                                            1995    1994    1993
                                                            ----    ----    ----
Assets:
     Cash ..............................................    $--     $--
     Land, buildings, and construction in progress .....     587     761
     Other assets ......................................       2     --
                                                            ----    ----
                                                            $589    $761
                                                            ====    ====
Liabilities and partners' equity:
  Liabilities:
     Loans payable .....................................    $237    $233
     Other liabilities .................................     --       61
                                                            ----    ----
                                                             237     294
                                                             ===     ===
  Partners' equity:
     First Harrisburg Bancor, Inc. .....................     130     157
     Other partners ....................................     222     310
                                                            ----    ----
                                                             352     467
                                                            ----    ----
                                                            $589    $761
                                                            ====    ====
Operations of partnerships:
     Real estate sales .................................    $440    $793    $793
     Other income ......................................     --        1       2
                                                            ----    ----    ----
                                                             440     794     795
Cost of sales ..........................................     319     615     601
Selling and other expenses .............................       3       5       4
                                                            ----    ----    ----
     Net earnings ......................................    $118    $174    $190
                                                            ====    ====    ====

     Activity in the allowance for losses for real estate foreclosed and held for investment for the years ended December 31 is as follows:

                   Real estate acquired in settlement of loans

(In thousands)                                  1995         1994         1993
                                                -----        -----        -----
Balance at beginning of year ............       $  13        $ 176        $ 322
Provision charged to income .............          19           23           65
Recoveries ..............................        --           --             20
Charge-offs .............................         (32)        (186)        (231)
                                                -----        -----        -----
Balance at end of year ..................       $--          $  13        $ 176
                                                =====        =====        =====

                      Real estate acquired for development

(In thousands)                                   1995         1994         1993
                                                 -----        -----        -----
Balance at beginning of year .............       $  60        $ 283        $ 213
Provision charged to income ..............        --           (223)          70
Charge-offs ..............................         (15)        --           --
                                                 -----        -----        -----
Balance at end of year ...................       $  45        $  60        $ 283
                                                 =====        =====        =====

9. PROPERTY AND EQUIPMENT:

     Property and equipment at December 31 are summarized as follows:

                                                             (In thousands)
                                                          1995            1994
                                                        -------         -------
Land and improvements ..........................        $   410         $   410
Buildings ......................................          1,819           1,611
Leasehold improvements .........................            520             509
Furniture, fixtures, and equipment .............          2,240           1,855
                                                        -------         -------
                                                          4,989           4,385
Less accumulated depreciation ..................         (2,965)         (2,613)
                                                        -------         -------
                                                        $ 2,024         $ 1,772
                                                        =======         =======

     Depreciation expense for property and equipment amounted to $385,800, $349,300 and $310,100 for the years ended December 31, 1995, 1994 and 1993, respectively.
     The Association currently leases four of its branch locations and office space for a subsidiary. Rental expense for the years ended December 31, 1995, 1994 and 1993 was $296,500, $285,100 and $245,800, respectively. Future lease payments as of December 31, 1995 are as follows:

                            (In thousands)
              1996                                $226
              1997                                 167
              1998                                  37
              1999                                  28
              2000                                  29
              Later years, through 2003             71
                                                  ----
                                                  $558
                                                  ====

10.           DEPOSITS:

     Deposits at December 31 are summarized as follows:

                                                                            (In thousands)
                                       Weighted-
                                      average rate               1995                            1994
                                      at December      -----------------------          ----------------------
                                       31, 1995         Amount         Percent           Amount        Percent
                                         ----          --------        -------          --------       -------
NOW accounts ...........                 0.00%         $  5,723          3.29%          $  4,380         2.89%
Money market ...........                 2.68%           24,138         13.89%            30,793        20.33%
Passbook savings and
  club accounts ........                 2.53%           18,007         10.36%            20,583        13.59%
                                                       --------        -------          --------       -------
                                                         47,868         27.54%            55,756        36.81%
                                                       --------        -------          --------       -------
Certificates of deposit:
  2.00% to  4.00% ......                 3.74%            1,136          0.65%            14,787         9.76%
  4.01% to  6.00% ......                 5.34%           70,773         40.72%            58,378        38.55%
  6.01% to  8.00% ......                 6.53%           53,264         30.64%            20,192        13.33%
  8.01% to 10.00% ......                 8.82%              788          0.45%             2,337         1.54%
 10.01% to 10.25% ......                  n/a              --            0.00%                10         0.01%
                                                       --------        -------          --------       -------
                                                        125,961         72.46%            95,704        63.19%
                                                       --------        -------          --------       -------
                                         4.87%         $173,829        100.00%          $151,460       100.00%
                                                       ========        ======           ========       ======

     At December 31,1995, scheduled maturities of certificates of deposit are as follows:

                                                             (In thousands)
                         1996            1997            1998            1999            2000          Thereafter        Total
                       --------        --------        --------        --------        --------        ----------      --------
2.00% to  4.00%        $  1,136        $   --          $   --          $   --          $   --          $   --          $  1,136
4.01% to  6.00%          50,267          10,387           6,911           2,539             621              48          70,773
6.01% to  8.00%          12,307          19,807          13,326           1,116           5,997             711          53,264
8.01% to 10.00%             222              15             329             144              78            --               788
                       --------        --------        --------        --------        --------        --------        --------
                       $ 63,932        $ 30,209        $ 20,566        $  3,799        $  6,696        $    759        $125,961
                       ========        ========        ========        ========        ========        ========        ========

     Interest expense on deposits for the years ended December 31 is summarized as follows:

                                                         (In thousands)
                                                 1995         1994         1993
                                                ------       ------       ------
Money market ............................       $  826       $1,085       $1,198
Passbook savings and clubs ..............          501          558          622
Certificates of deposit .................        6,421        4,427        5,513
                                                ------       ------       ------
                                                $7,748       $6,070       $7,333
                                                ======       ======       ======

     At December 31, 1995 and 1994, accrued interest payable on deposits totaled $16,800 and $8,600, respectively, and the aggregate amount of time deposits of $100,000 or more totaled $15.8 million and $11.0 million, respectively.
     Congress is currently considering legislation which would require all SAIF-insured institutions to pay a one-time recapitalization assessment of approximately 75 to 85 basis points on deposit balances held as of March 31, 1995. The intent of this assessment would be to bring the SAIF capitalization to the congressionally mandated 1.25% of aggregate SAIF-insured deposits. Should this legislation become enacted as expected in 1996, management expects the assessment to total, pre-tax, approximately $1.2 million to $1.4 million. Upon SAIF reaching the mandated 1.25% capitalization level, the Company expects its SAIF premiums to be reduced to 4 basis points, resulting in significant deposit cost savings in future periods.

11.           BORROWED FUNDS:
     Borrowed funds at December 31 are summarized as follows:

                                                                (In thousands)
                                                               1995        1994
                                                             -------     -------
Short-term borrowings:
     Securities sold under agreements to repurchase ....     $  --       $19,608
     Other short-term borrowings .......................      27,705      45,372
Advances from the Federal Home Loan Bank ...............      68,861      22,011
                                                             -------     -------
                                                             $96,566     $86,991
                                                             =======     =======

     Interest expense on borrowed funds for the years ended December 31 is summarized as follows:

                                                         (In thousands)
                                                 1995         1994         1993
                                                ------       ------       ------
Advances from the FHLB ..................       $2,777       $1,070       $1,185
Reverse repurchase agreements ...........          741          472         --
Other short-term borrowings .............        2,245        1,662          417
                                                ------       ------       ------
                                                $5,763       $3,204       $1,602
                                                ======       ======       ======

     The Association enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligation to repurchase securities sold are reflected as a liability in the statement of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities. During the period, the securities were delivered to the counterparties' accounts. The counterparties have agreed to resell to the Association the identical securities at the maturities of the agreements. There were no outstanding reverse repurchase agreements at December 31, 1995.

     Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                             (In thousands)
                                                           1995           1994
                                                         -------        -------
Average balance during the year ..................       $11,690        $ 9,187
Average interest rate during the year ............          6.34%          5.14%
Maximum month-end balance during
  the year .......................................       $25,754        $20,743

     Mortgage-backed and debt securities underlying the agreements at December 31, 1995 and 1994:

Carrying value including accrued interest         $ --           $21,239
Estimated fair value                              $ --           $20,314

Pursuant to a master agreement with the FHLB, the Association granted the FHLB a security interest in all FHLB stock, mortgage collateral and other collateral owned by the Association. Advances at December 31, 1995 have calendar-year maturity dates in 1996 of $22.7 million at rates ranging from 4.23% to 6.93%, in 1997 of $19.0 million at rates ranging from 5.95% to 7.20%, in 1998 of $25.0 million at rates ranging from 5.81% to 7.30% and in 1999 of $2.2 million at a rate of 6.79%. The Association also has a $30.8 million line of credit with the FHLB none of which had been drawn. In addition, the Association has a $75.0 million line of credit with the FHLB in connection with the "FundLine" program of which $27.7 million had been drawn at a rate of 6.55%. Through the FundLine program, the Association borrows funds from the FHLB for the purchase of loans to be sold to investors in the secondary market. The collateral for those borrowings is the underlying mortgages.

12.  EMPLOYEE BENEFIT PLANS:

Pension:
All eligible employees are covered by the Financial Institutions Retirement Fund. Payments, if required, are made each year to fund normal pension costs accrued plus a portion of the unfunded prior service costs which are amortized over a 40-year period. The multi-employer fund is a defined benefit plan providing for retirement, death, and disability benefits. Employees who have completed one-year of service, are 21 years of age, and are expected to complete 1,000 hours of service in twelve consecutive months are eligible for active status. The fund neither makes separate actuarial valuations nor segregates the assets for each employer. Expenses related to the plan for 1995 , 1994 and 1993 were $259,900, $138,400 and $32,900, respectively.
     In 1992, the Company adopted a retirement plan ("Plan") for directors who serve more than five years. The Plan provides retirement benefits equal to director fees earned for a period equal to the number of years served as a director, but not to exceed ten years. The Plan also provides a death benefit equal to 50% of the retirement benefit.
     A reconciliation of the funded status is summarized as follows:

(In thousands)                                             1995           1994
                                                           -----          -----
Accumulated and projected benefit
  plan obligation (all vested) ...................         $(331)         $(293)
Fair value of plan assets ........................          --             --
                                                           -----          -----
Plan assets below projected
     obligation ..................................          (331)          (293)
Unrecognized prior service costs .................           156            178
Unrecognized net gain ............................           (20)           (28)
Additional minimum liability .....................          (136)          (150)
                                                           -----          -----
Accrued pension costs ............................         $(331)         $(293)
                                                           =====          =====

     A discount rate of 7.0% and 7.5% was used in determining the actuarial present value of the projected benefit obligation at December 31, 1995 and 1994, respectively.
     The net pension costs for the years ended December 31 are summarized as follows:

(In thousands)                                       1995        1994       1993
                                                     ----        ----       ----
Service cost ...............................         $10         $ 8         $ 7
Interest costs .............................          21          20          17
Net amortization and deferral ..............          22          22          22
                                                     ---         ---         ---
Net periodic pension costs .................         $53         $50         $46
                                                     ===         ===         ===

     The  net  amortization  and  deferral   consists  of  the  amortization  of
unrecognized prior service costs.

Stock Compensation Program:
     During 1987, the stockholders of the Company approved a stock compensation program ("1986 Program") for the benefit of directors, officers and other selected key employees. The 1986 Program provides that a total of 250,043 shares be reserved for the granting of performance shares or the exercise of options and any related stock appreciation rights.
     The options granted, which may either be "incentive" or "compensatory," are exercisable for a term no longer than ten years at a price not less than the fair market price on the date the option is granted.
     Changes in options outstanding under the 1986 program are as follows:

                                   Shares Under              Option Price
                                     Option                    Per Share
                                     -------                ---------------
Outstanding at 12/31/92               44,548                $ 7.51-10.70
Exercised during year                (14,609)               $ 6.26-10.70
Stock Dividend of 20%                  8,048                $(1.25)-(1.78)
                                     -------                ---------------
Outstanding at 12/31/93               37,987                $ 6.26-8.92
Granted during the year               10,000                $  22.25
Exercised during year                 (6,924)               $  6.26-8.92
Two for one stock split               41,063                $(3.13)-(11.13)
                                     -------                ---------------
Outstanding at 12/31/94               82,126                $ 3.13-11.12
Granted during year                   84,500                $10.00-11.63
Exercised during year                (41,322)               $ 3.13-10.00
Stock dividend of 10%                 12,530                $(.28)-(1.06)
                                     -------                ---------------
Outstanding at 12/31/95              137,834                $ 2.85-10.57
                                     =======                ===============

     During 1990, the stockholders of the Company approved a stock option plan ("1990 Program") for the benefit of officers and other key employees. The 1990 Program provides that a total of 250,463 shares be reserved for the granting of shares or the exercise of options and any related stock appreciation rights. No options had been granted at December 31, 1995.
     During 1990, the stockholders of the Company approved a compensatory stock option plan ("Directors' Plan") for the benefit of directors. The Directors' Plan provides that a total of 250,463 shares be reserved for the granting of shares or the exercise of options.

     Changes in options outstanding under the Directors' Plan are as follows:

                                  Shares Under               Option Price
                                    Option                    Per Share
                                  ------------              ---------------
Outstanding at 12/31/92             14,853                  $ 9.66-10.02
Granted during year                     50                  $ 17.00
Exercised during year               (4,840)                 $ 9.71-10.02
Stock Dividend of 20%                2,012                  $(1.62)-(2.83)
                                    ------                  --------------
Outstanding at 12/31/93             12,075                  $ 8.04-14.17
Two for one stock split             12,075                  $(4.02)-(7.09)
                                    ------                  --------------
Outstanding at 12/31/94             24,150                  $ 4.02-7.08
Granted during the year             30,000                  $ 11.63
Stock dividend of 10%                5,414                  $(.37)-(1.06)
                                    ------                  -------------
Outstanding at 12/31/95             59,564                  $3.65-10.57
                                    ======                  =============

Profit Sharing Plan:
     All eligible employees with more than 1,000 hours of service in a year are covered by the profit sharing plan. Contributions to the plan are at the discretion of the Board of Directors, but cannot exceed the maximum allowable under the Internal Revenue Code. A $10,000 contribution was made for 1995. No contributions were made for 1994 and 1993.

Employee Stock Ownership Plan:
     The Company's Employee Stock Ownership Plan ("ESOP") may acquire shares up to 10% of the Company's common stock for the benefit of the employee participants. All eligible employees with at least one year of credited service are covered by the ESOP. The Association's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated. Dividends on allocated and unallocated shares are distributed to the employee participants. A term note from a bank provided the funding to acquire the shares. At December 31, 1995, 227,932 shares had been acquired; 39,439 of these shares are pledged as collateral for the ESOP's debt and are held in a suspense account. The remaining 188,493 shares have been released from the suspense account, based on principal repayment of the debt, and allocated among participants.
     The Company has presented the outstanding loan amount of $185,700 as long-term debt and as a reduction of stockholders' equity in the accompanying consolidated statement of financial condition at December 31, 1995. During 1994, the Association refinanced the ESOP debt with another bank at a lower rate of interest. Interest on the unpaid principal balance is due monthly based on a rate of three quarters percent over the prime rate. The principal of $185,700 is to be repaid in 12 quarterly installments ending December 31, 1998 and allows for prepayments of principal over the same period. Payments of principal and interest have been included as part of salaries and benefits expense in the financial statements.
     For the year ended December 31, 1995 the Association paid $92,000 in quarterly principal repayments and $23,600 in interest.
     For the year ended December 31, 1994 the Association paid $92,000 in quarterly principal repayments, $88,600 in prepayment of principal, $19,400 directly to the ESOP to fund distributions to former employees and $32,500 in interest.

     For the year ended December 31, 1993 the Association paid $114,500 in quarterly principal repayments, $85,500 in prepayment of principal and $50,800 in interest.

13.           INCOME TAXES:
     As discussed in note 1, the Company adopted SFAS 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes amounted to an increase to income of $717,200 for the year ended December 31, 1993.
     The provision for income taxes consists of:

                                                        (In thousands)
                                             Current       Deferred       Total
                                             -------       --------      -------
Year ended December 31, 1995:
     Federal ..........................      $ 1,395       $   (55)      $ 1,340
     State ............................          288           (23)          265
                                             -------       -------       -------
                                             $ 1,683       $   (78)      $ 1,605
                                             =======       =======       =======
Year ended December 31, 1994:
     Federal ..........................      $ 1,032       $   504       $ 1,536
     State ............................          356            21           377
                                             -------       -------       -------
                                             $ 1,388       $   525       $ 1,913
                                             =======       =======       =======
Year ended December 31, 1993:
     Federal ..........................      $   797       $   170       $   967
     State ............................          508            42           550
                                             -------       -------       -------
                                             $ 1,305       $   212       $ 1,517
                                             =======       =======       =======

     A reconciliation between the Federal statutory income tax rate and the effective income tax rate for the years ended December 31, 1995, 1994 and 1993 is as follows:

                                                        1995      1994      1993
                                                        ----      ----      ----
Federal statutory income tax rate ................      34.0%     34.0%     34.0%
Federal tax claim refund .........................        --        --     (10.3)
Merger expense ...................................        .7        --        --
Tax exempt interest and dividends ................       (.1)     (0.3)     (0.4)
Change in valuation allowance for deferred
   tax assets allocated to income tax expense ....        --      (2.1)      2.1
State income tax, net of Federal tax benefit .....       3.8       7.3       7.6
Other ............................................      (1.0)      3.4       l.4
                                                        ----      ----      ----
Effective tax rate ...............................      37.4%     42.3%     34.4%
                                                        ====      ====      ====

         The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31 are as follows:

                                                             (In thousands)
                                                         1995     1994     1993
                                                         -----    -----    -----
Deferred tax expense exclusive of valuation
         allowance ...................................   $ (78)   $ 617    $ 120
Increase (decrease) in beginning of-the-year
         balance of the valuation allowance for
         deferred tax assets .........................    --        (92)      92
                                                         -----    -----    -----
                                                         $ (78)   $ 525    $ 212
                                                         =====    =====    =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are as follows:

                                                                  (In thousands)
                                                                  1995      1994
                                                                  ----      ----
Deferred tax assets:
   Reserve for uncollectible interest ......................      $ 54      $ 38
   Reserve for book loan and real estate losses ............       379       413
   Deferred compensation and retirement plans ..............       233       196
   Deferred loan fees ......................................        10        51
   Deferred  income from real estate .......................        64         4
   Mark to market adjustment ...............................        74       --
   Fixed assets ............................................        15         6
   Unrealized loss on securities available-for sale ........       --         48
   Other ...................................................        16         5
                                                                  ----      ----
   Total deferred tax assets ...............................       845       761
                                                                  ----      ----
Deferred tax liabilities:
   Tax bad debt reserve ....................................       171       178
   Mark to market adjustment ...............................       --          5
   Prepaid costs ...........................................       110        43
   Unrealized gain on securities available for sale ........       128       --
                                                                  ----      ----
      Total deferred tax liabilities .......................       409       226
                                                                  ----      ----
      Net deferred tax asset ...............................      $436      $535
                                                                  ====      ====

     Included in the table above is the recognition of unrealized gains and losses on certain investments in debt and equity securities accounted for under SFAS 115 for which no deferred tax expense or benefit was recognized.
     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has determined that it is not required to establish a valuation allowance for the gross deferred tax asset of $845,000 since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, reversal of existing temporary differences, future taxable income and implementation of potential tax planning strategies. The Company will continue to review the tax criteria related to the recognition of deferred tax assets on a quarterly basis.
     The Company is allowed a special bad debt deduction, limited generally to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, they will be subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 1995 included approximately $4.0 million for which no deferred Federal income tax liability has been provided. This represents the tax bad debt reserve accumulated under the percentage of taxable income method.

14.  STOCKHOLDERS' EQUITY:
         On November 12, 1995 the FHB Board of Directors signed an Agreement and Plan of Reorganization and related Agreemnent and Plan of Merger ("Agreements") whereby FHB and subsidiaries would be purchased by Harris Savings Bank. Pending regulatory approval, stockholders of FHB will receive $14.77 per share with settlement anticipated sometime during the second quarter of 1996.
         The Association converted in 1986 from a federally chartered mutual association to a federally chartered stock association. Concurrent with the completion of the conversion, a "Liquidation Account" was established in an amount equal to the $2,065,000 in retained earnings of the Association as of June 30, 1986. The Liquidation Account was established to provide a limited priority claim to the assets of the Association to qualifying depositors ("Eligible Account Holders") at December 31, 1985 who continue to maintain qualifying deposits in the Association after conversion. In the unlikely event of a complete liquidation of the Association, and only in such event, each Eligible Account Holder would receive from the Liquidation Account a liquidation distribution based on his proportionate share of the then total remaining qualifying deposits. The amount of the Liquidation Account decreases as the deposit balances of the Eligible Account Holders decrease on annual closing dates.
         On August 9, 1989, the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA") of 1989 was enacted into law in order to restructure the regulation of the thrift industry and to establish a new deposit insurance system. The legislation affects the thrift industry in several ways, including higher deposit insurance premiums beginning in 1991, more stringent capital requirements, and new investment limitations and restrictions and a likely reduction in dividends received on FHLB stock as all or a significant portion of the earnings of the FHLB System are used to partially fund the resolution of troubled institutions. On November 8, 1989, the Office of Thrift Supervision published a final rule implementing the new capital standards. The regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3.0% core capital ratio and an 8% risk-based capital ratio.
         The Association, at December 31, 1995, exceeds the regulatory tangible, core capital and risk- based requirements as defined by FIRREA.

         In addition, savings institutions are also subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), which was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.
         The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," and "undercapitalized. Institutions categorized as "undercapitalized" are subject to certain restrictions, including the requirement to file a capital plan with the OTS, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by the OTS or by the FDIC, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes "undercapitalized" it is generally placed in receivership or conservatorship within 90 days.
         To be considered "well capitalized," a savings institution must generally have a core capital ratio of at least 5%, a Tier I risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. An institution is deemed to be "undercapitalized" if it does not qualify as well capitalized or adequately capitalized. At December 31, 1995, the Association is in the "well capitalized" category.
         Certain restrictions exist regarding the ability of the Association to transfer funds to the Company in the form of cash dividends. In addition, the Company and the Association are required to maintain minimum amounts of capital to total risk-weighted assets as defined by the Office of Thrift Supervision. As of December 31, 1995, under the most restrictive coonditions, the Association cannot pay dividends to the Company in an amount that would exceed $7.3 million without prior regulatory approval.

15.      FINANCIAL INSTRUMENTS WITH
         OFF-BALANCE SHEET RISK AND
         CONCENTRATIONS OF CREDIT:
         The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, recourse on loans sold, purchased servicing, and interest rate exchange agreements known as caps. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated statements of financial condition.
     Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and loans sold or serviced with recourse is represented by the contractual amount of those instruments. The Association uses the same credit policies in making commitments and recourse agreements as it does for on-balance-sheet instruments. Exposure to credit loss on cap agreements is only to the streams of payments by the counterparty and not the notional principal amount used to express the transaction.

         Financial instruments with off-balance-sheet risk at December 31 are summarized as follows:

         (In thousands)                                     1995          1994
                                                            ----          ----
Commitments to extend credit:
     Loan origination and purchase
         commitments .............................        $ 8,938        $12,536
     Unused home equity
         lines of credit .........................         15,397         15,914
     Unused unsecured
         lines of credit .........................            179            168
 Standby letters of credit .......................          1,159          2,169
 Loans sold with recourse ........................          3,560          4,249
 Purchased servicing with recourse ...............          1,065          1,441
 Interest rate cap ...............................          5,000          5,000

     At December 31, 1995, the Association and a subsidiary had mortgage loan origination and purchase commitments of approximately $7.6 million in fixed rate loans at interest rates ranging from 1.8% to 13.7% and approximately $1.3 million in variable-rate loans currently at interest rates ranging from 6.5% to 10.8%, unused home equity lines of credit loans of approximately $5.1 million in fixed-rate loans at interest rates ranging from 7.75 % to 14.50% and approximately $10.3 million in variable rate loans at interest rates ranging from 9.50% to 12.50% and unused unsecured lines of credit of approximately $179,000 at interest rates ranging from 15.00% to 18.00%.
     Commitments generally have fixed expiration dates or termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being used, the total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Association upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.
     Standby letters of credit are conditional commitments issued by the Association to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Association holds collateral, when deemed necessary, supporting those commitments.
     Loans sold with recourse consists of approximately $2.8 million of mortgage loans serviced for FHLMC, approximately $682,000 of mortgage loans serviced for FNMA, and approximately $86,000 of home improvement loans serviced for a local governmental authority. The recourse on loans serviced for FHLMC resulted from the subsequent sale of FHLMC mortgage-backed securities that were acquired in 1985 in exchange for fixed rate mortgage loans originated by the Association. The Association currently holds $5.5 million of FHLMC mortgage-backed securities that were acquired in the same transaction in 1985. All of the loans sold to the local governmental authority are insured by the Federal Housing Administration.
     The underlying mortgages for the purchased servicing rights with recourse are secured by real estate primarily in Massachusetts. The mortgages are variable rate loans. There is a $36,900 reserve on this portfolio.

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks. During 1994, the Association purchased an interest rate cap agreement to reduce the potential impact of increases in interest rates on floating rate short-term debt. At December 31, 1995, the Association was a party to an interest rate cap agreement with a remaining term of one and one-half years. The agreement entitles the Association to receive from a counterparty on a quarterly basis the amounts, if any, by which the Association's interest payments on $5.0 million of floating rate short-term debt exceeds 6.0%.
     The Association does not obtain collateral or other security to support the credit risk of the interest rate cap agreement but monitors the credit standing of the counterparty.
     The Association originates primarily residential and commercial real estate loans as well as consumer loans to customers principally in southcentral and southeastern Pennsylvania.
     At December 31, 1995, approximately 89.9% of the loans receivable portfolio is backed by collateral on one-to-four family residences.
     Since the majority of the Association's loan portfolio is located in southcentral and southeastern Pennsylvania, a substantial portion of the Association's debtors ability to honor their contracts and increases or decreases in the market value of the real estate collateralizing such loans may be significantly affected by the level of economic activity in these areas.

16.           FAIR VALUE OF FINANCIAL INSTRUMENTS:
     Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (SFAS 107) requires all entities to disclose the fair value of its financial instruments. For the Association, as for most
financial  institutions,   the  majority  of  its  assets  and  liabilities  are
considered financial instruments as defined in SFAS 107. Many of the Association's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Since it is the Association's general practice not to engage in trading or sales activities, significant assumptions and estimations were used in calculating present values in discounted cash flow models.
         Fair value estimates, methods, and assumptions are set forth below for the Association's instruments.

     The carrying amounts for cash and cash equivalents approximate fair value because of the short maturity of those instruments and they do not present unanticipated credit concerns.

                                                          (In thousands)
                                        December 31, 1995                  December 31, 1994
                                   Carrying       Estimated           Carrying       Estimated
                                    Amount        Fair Value           Amount        Fair Value
                                    ------        ----------           ------        ----------
Cash and cash equivalents          $ 6,855        $ 6,855             $ 8,506        $ 8,506

     Investments and mortgage-backed securities are actively traded by others in the secondary market and fair values have been based on quotations received from security dealers:

(In thousands)                                   December 31, 1995             December 31, 1994
                                             Amortized      Estimated      Amortized      Estimated
                                               Cost         Fair Value       Cost         Fair Value
                                              -------        -------        -------        -------
U.S. government and agency securities:
     Available-for-sale ..............        $ 3,166        $ 3,175        $ 1,014        $ 1,012
     Held-to-maturity ................         11,482         11,716         10,095          9,800
Mortgage-backed securities:
     Available-for-sale ..............          6,649          6,885          7,930          7,772
     Held-to-maturity ................         33,150         33,252         30,302         28,821
Domestic corporate securities held-
     to-maturity .....................          5,168          5,295          5,229          4,945
Equity securities
     available-for-sale ..............             12             99             12             49
                                              -------        -------        -------        -------
                                              $59,627        $60,422        $54,582        $52,399
                                              =======        =======        =======        =======

     Fair values of all loans are estimated for portfolios with similar characteristics by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings. Residential mortgages make up a substantial percentage of the Association's loan portfolio. These residential loans, as well as loans held for sale, are generally underwritten to standards in conformity with Federal Home Loan Mortgage Corporation or Federal National Mortgage Association standards. Construction loans are of a relatively short maturity and have an estimated fair value equal to the carrying value.

(In thousands)                                              December 31, 1995                  December 31, 1994
                                                      Carrying          Estimated        Carrying          Estimated
                                                       Amount           Fair Value        Amount           Fair Value
                                                      ---------         ---------        ---------         ---------
First mortgage loans:
     Secured by one-to-four family residences:
         Fixed rate ..........................        $  53,694         $  54,204        $  64,464         $  59,113
         Variable rate .......................           42,870            44,030           19,863            19,590
         Construction ........................              907               907            1,622             1,622
         Nonaccrual ..........................              860               731              586               498
     Secured by multi-family
       and nonresidential properties:
         Fixed rate ..........................            1,895             1,935            3,012             3,074
         Variable rate .......................            3,005             3,082            1,292             1,311
         Construction ........................              355               355              748               748
         Land ................................            3,603             3,679            3,624             3,679
     Deferred items (net) ....................             (887)             --             (1,574)             --
                                                      ---------         ---------        ---------         ---------
        Total first mortgages ................          106,302           108,923           93,637            89,635
                                                      ---------         ---------        ---------         ---------
Consumer and other loans:
     Fixed rate ..............................           65,917            67,472           59,780            60,655
     Variable rate ...........................           13,168            13,694           15,944            16,400
     Nonaccrual ..............................              870               739              537               456
     Deferred items (net) ....................            1,811              --              1,330              --
                                                      ---------         ---------        ---------         ---------
        Total consumer .......................           81,766            81,905           77,591            77,511
                                                      ---------         ---------        ---------         ---------
Loan loss reserves ...........................           (1,004)             --             (1,098)             --
                                                      ---------         ---------        ---------         ---------
Total loans receivable .......................          187,064           190,828          170,130           167,146
Loans held for sale ..........................           40,650            40,874           26,104            26,456
                                                      ---------         ---------        ---------         ---------
                                                      $ 227,715         $ 231,702        $ 196,234         $ 193,602
                                                      =========         =========        =========         =========

     Under SFAS 107, the fair value of deposits with no stated maturity, such as demand deposit accounts, NOW accounts, money market accounts, savings accounts, and advances from borrowers for taxes and insurance is equal to the amount payable on demand. The fair value of certificates of deposit is calculated using discounted cash flows. Contractual cash flows are discounted using the Association's internal certificate of deposit curve, which was utilized to represent the replacement cost of funds.

                                                                              (In thousands)
                                                            December 31, 1995               December 31, 1994
                                                       Carrying       Estimated        Carrying       Estimated
                                                        Amount        Fair Value        Amount        Fair Value
                                                       --------        --------        --------        --------
Demand and NOW accounts .......................        $  5,723        $  5,723        $  4,380        $  4,380
Money market accounts .........................          24,138          24,138          30,793          30,793
Passbook savings and club accounts ............          18,007          18,007          20,583          20,583
Certificates of deposit .......................         125,961         126,992          95,704          94,899
                                                       --------        --------        --------        --------
                                                       $173,829        $174,860        $151,460        $150,655
                                                       ========        ========        ========        ========

Advances from borrowers for taxes and insurance        $  4,758        $  4,758        $  3,836        $  3,836
                                                       ========        ========        ========        ========

     The fair value of advances from the FHLB is estimated using discounted cash flows. The estimated discount rate was based on the FHLB advance curve.
Short-term borrowings and long-term debt are market rate loans that reprice sufficiently such that their fair value equals their carrying value.

                                                 (In thousands)
                                 December 31, 1995             December 31, 1994
                            Carrying       Estimated      Carrying       Estimated
                             Amount        Fair Value      Amount        Fair Value
                             -------        -------        -------        -------
Short-term borrowings        $27,705        $27,705        $64,980        $64,980
Term advances .......         68,861         69,363         22,011         21,733
Long-term debt ......            186            186            278            278
                             -------        -------        -------        -------
                             $96,752        $97,254        $87,269        $86,991
                             =======        =======        =======        =======

     The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of performance standby letters of credit, loans sold and servicing purchased with recourse is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The fair value of interest rate caps is obtained from dealer quotes.

                                                                                        (In thousands)
                                                                  December 31, 1995                       December 31, 1994
                                                         Contract     Carrying    Estimated      Contract     Carrying    Estimated
                                                          Amount       Amount (1) Fair Value      Amount       Amount (1) Fair Value
                                                         --------     --------     --------      --------     --------     --------
Commitments to extend credit:
     Loan origination and purchase
       commitments .................................     $  8,938     $     49     $     49      $ 12,536     $     51     $     51
     Unused home equity lines of credit ............       15,397         --           --          15,914         --           --
     Unused unsecured lines of credit ..............          179         --           --             168         --           --
Standby letters of credit ..........................        1,159            5            5         2,169           10           10
Loans sold with recourse ...........................        3,560         --            (12)        4,249         --            (15)
Purchased servicing with recourse ..................        1,065           37            9         1,441           37           (1)
Interest rate cap ..................................        5,000           92            6         5,000          152          161
                                                         --------     --------     --------      --------     --------     --------
                                                         $ 35,298     $    183     $     57      $ 41,477     $    250     $    206
                                                         ========     ========     ========      ========     ========     ========

(1) The amounts shown under "carrying amount" represent accruals or deferred income arising from these unrecognized financial instruments.

Limitations:
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Association's entire holdings or of a particular financial instrument. Because no market exists for a significant portion of the Association's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Management is concerned that reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and the estimates and assumptions that must be made.

17.           SELECTED QUARTERLY FINANCIAL DATA
              (UNAUDITED)
     Quarterly financial data for the years ended December 31, 1995 and 1994 is summarized by quarter as follows:

($ in thousands except earnings per share &       March           June           September       December
  market range)                                  31, 1995        30, 1995        30, 1995        31, 1995
                                                 -------         -------         -------         -------
Financial institution interest income ...        $ 5,136         $ 5,680         $ 5,982         $ 5,959
Mortgage banking interest income ........            114             159             273             227
Financial institution interest expense ..         (2,879)         (3,382)         (3,642)         (3,604)
Mortgage banking interest expense .......            (98)           (188)           (247)           (264)
Eliminations ............................           --              --              --              --
                                                 -------         -------         -------         -------
     Net interest income ................          2,273           2,269           2,366           2,318
Provision for loan losses ...............           --              --              --              (115)
                                                 -------         -------         -------         -------
     Net interest income after
        provision for loan losses .......          2,273           2,269           2,366           2,203
Financial institution noninterest income             664             710           1,007           1,203
Mortgage banking noninterest income .....            527             627             863             819
Financial institution noninterest expense         (1,465)         (1,427)         (1,427)         (1,536)
Mortgage banking noninterest expense ....           (529)           (589)           (672)           (538)
Eliminations ............................           (591)           (613)           (910)           (940)
                                                 -------         -------         -------         -------

     Income before income taxes .........            879             977           1,227           1,211
Income taxes ............................           (316)           (379)           (458)           (452)
                                                 -------         -------         -------         -------

     Net income .........................        $   563         $   598         $   769         $   759
                                                 =======         =======         =======         =======

Earnings per share ......................        $  0.21         $  0.23         $  0.29         $  0.28
                                                 =======         =======         =======         =======

                                                  March           June           September       December
                                                 31, 1994        30, 1994        30, 1994        31, 1994
                                                 -------         -------         -------         -------
Financial institution interest income ...        $ 4,118         $ 4,426         $ 4,846         $ 5,123
Mortgage banking interest income ........            241             195             155             170
Financial institution interest expense ..         (2,008)         (2,133)         (2,385)         (2,771)
Mortgage banking interest expense .......           (202)           (176)           (127)           (153)
Eliminations ............................           --              --              --              --
                                                 -------         -------         -------         -------
     Net interest income ................          2,149           2,312           2,489           2,369
Provision for loan losses ...............           --              --              --              --
                                                 -------         -------         -------         -------
     Net interest income after
        provision for loan losses .......          2,149           2,312           2,489           2,369
Financial institution noninterest income             787             973           1,358             528
Mortgage banking noninterest income .....            837             719             603             620
Financial institution noninterest expense         (1,425)         (1,422)         (1,247)         (1,337)
Mortgage banking noninterest expense ....           (698)           (625)           (543)           (563)
Eliminations ............................           (716)           (787)         (1,267)           (595)
                                                 -------         -------         -------         -------

     Income before income taxes .........            934           1,170           1,393           1,022
Income taxes ............................           (400)           (512)           (567)           (434)
                                                 -------         -------         -------         -------
     Net income .........................        $   534         $   658         $   826         $   588
                                                 =======         =======         =======         =======

Earnings per share ......................        $  0.20         $  0.25         $  0.31         $  0.22
                                                 =======         =======         =======         =======

18. FINANCIAL INFORMATION OF FIRST HARRISBURG BANCOR, INC. (PARENT ONLY) at December 31 is summarized as follows:

                                                                      (In thousands)
                                                                  1995             1994
                                                                --------         --------
Statements of Financial Condition
  Assets:
     Cash ..............................................        $     48         $    103
     Investment securities .............................           2,144              617
     Investment in subsidiary ..........................          23,456           22,944
     Other assets ......................................              (1)            --
                                                                --------         --------
                                                                $ 25,647         $ 23,664
                                                                ========         ========
  Liabilities and stockholders' equity:
  Liabilities:
     Accounts payable - subsidiary .....................        $      5         $      3
     Long-term debt ....................................             186              278
     Other liabilities .................................              47               22
     Income taxes payable ..............................              20              (38)
                                                                --------         --------
         Total liabilities .............................             258              265
                                                                --------         --------
  Stockholders' equity:
      Capital stock ....................................              26               24
      Additional paid-in capital .......................          17,664           15,197
      Retained earnings ................................           7,882            8,456
     Unrealized gain on securities available for sale ..               3             --
      ESOP obligation ..................................            (186)            (278)
                                                                --------         --------
         Total stockholders' equity ....................          25,389           23,399
                                                                --------         --------
              Total liabilities and stockholders' equity        $ 25,647         $ 23,664
                                                                ========         ========

                                                                    1995            1994            1993
                                                                   -------         -------         -------
Statements of Operations
  Interest income .........................................        $   150         $    31         $    39
  Noninterest income ......................................              1            --              --
  Noninterest expense .....................................            222             211             122
  Income tax benefit ......................................            (24)            (61)            (27)
                                                                   -------         -------         -------
  Loss before equity in income of subsidiary ..............            (47)           (119)            (56)
                                                                   -------         -------         -------
  Equity in income of subsidiary:
     Undistributed ........................................          2,736           2,725           3,664
                                                                   -------         -------         -------

  Net income ..............................................        $ 2,689         $ 2,606         $ 3,608
                                                                   =======         =======         =======

                                                                    1995            1994            1993
                                                                   -------         -------         -------
Statements of Cash Flows
Cash flows from operating activities:
  Net income ..............................................        $ 2,689         $ 2,606         $ 3,608
                                                                   -------         -------         -------
  Adjustments:
     Equity in income of subsidiary .......................         (2,736)         (2,725)         (3,664)
     Gain on investment securities available for sale .....             (1)           --              --
     Other, net ...........................................             85              37              31
                                                                   -------         -------         -------
        Total adjustments .................................         (2,652)         (2,688)         (3,633)
                                                                   -------         -------         -------
     Net cash provided by (used) in operating activities ..             37             (82)            (25)
                                                                   -------         -------         -------
Cash flows from investing activities:
     Purchase of investment securities available for sale .         (5,139)           --              --
     Purchase of investment securities held to maturity ...           --            (1,231)           (971)
     Maturities of investment securities available for sale          2,240            --              --
     Maturities of investment securities held to maturity .            630           1,585            --
     Sales of investment securities available for sale ....            747            --              --
     Dividends received from subsidiary ...................          2,500            --              --
                                                                   -------         -------         -------
     Net cash provided by (used in) investing
        activities ........................................            978             354            (971)
                                                                   -------         -------         -------
Cash flows from financing activities:
  Proceeds from issuance of stock .........................            286             135             163
  Treasury stock purchased ................................           (826)           --              --
  Cash dividends paid .....................................           (530)           (470)           (404)
                                                                   -------         -------         -------
     Net cash used in financing activities ................         (1,070)           (335)           (241)
                                                                   -------         -------         -------
Increase (decrease) in cash & cash equivalents ............            (55)            (63)         (1,237)
Cash, beginning of period .................................            103             166           1,404
                                                                   -------         -------         -------
Cash, end of period .......................................        $    48         $   103         $   167
                                                                   =======         =======         =======

         No interest or income taxes were paid for the years ended December 31, 1995, 1994 and 1993.

19.      BUSINESS SEGMENTS:

         Financial data for the Company's business segments at December 31, is summarized as follows:

                                                            (In thousands)
                                                       1995              1994
                                                    ---------         ---------
Identifiable assets:
     Financial institution .................        $ 328,863         $ 290,311
     Mortgage banking activity .............           20,430            12,320
     Eliminations ..........................          (44,626)          (32,646)
                                                    ---------         ---------
                                                    $ 304,667         $ 269,985
                                                    =========         =========

                                                                         (In thousands)
                                                             1995             1994             1993
                                                           --------         --------         --------
Revenues (1):
     Financial Institution ........................        $ 26,341         $ 22,159         $ 22,467
     Mortgage banking activity ....................           3,608            3,540            3,895
     Eliminations .................................          (3,856)          (4,056)          (5,281)
                                                           --------         --------         --------
                                                             26,093           21,643           21,081
                                                           --------         --------         --------
Expenses (2):
     Financial institution ........................          19,361           14,728           14,689
     Mortgage banking activity ....................           3,240            3,087            2,893
     Eliminations .................................            (802)            (691)            (909)
                                                           --------         --------         --------
                                                             21,799           17,124           16,673
                                                           --------         --------         --------
Income before income taxes and cumulative effect of
   change in accounting principle:
     Financial institution ........................           6,980            7,431            7,778
     Mortgage banking activity ....................             368              453            1,002
     Eliminations .................................          (3,054)          (3,365)          (4,372)
                                                           --------         --------         --------
                                                           $  4,294         $  4,519         $  4,408
                                                           ========         ========         ========

(1) Includes interest income and noninterest income.
(2) Includes interest expense, noninterest expense and the provision for loan losses.

     The cumulative effect of the change in accounting principle which resulted from the adoption of SFAS 109 in 1993 increased net income of the financial institution and the mortgage banking company by $689,700 and $27,500, respectively in 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

General
     The assets of First Harrisburg Bancor, Inc. (the "Company") primarily consist of the stock of its wholly-owned subsidiary, First Federal Savings and Loan Association of Harrisburg ("First Federal" or the "Association"). All references to the Company herein include First Federal, unless otherwise indicated. The Company's results of operations are thus substantially dependent upon the Association's results of operations, which reflect the fundamental changes that have occurred in the regulatory, economic and competitive environment in which savings institutions operate. First Federal is primarily engaged in attracting deposits from the general public and applying these funds, together with borrowings, to the origination and purchase of first mortgage loans on single-family residences and consumer loans, which bear adjustable interest rates and/or have short maturities.
     First Federal's revenue is primarily derived from interest and fees on real estate and other loans. The Association's principal expenses are interest on deposits and borrowings and general and administrative expenses. The principal sources of funds available for First Federal's lending activities are its deposits, amortization and prepayments of outstanding loans, sales of mortgage loans, short-term borrowings and advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh.
     The Company also engages in real estate development activities, through joint ventures and wholly-owned projects, and in mortgage banking activities through its wholly-owned subsidiaries, First Harrisburg Service Corporation ("FHSC"), Second Harrisburg Service Corporation ("SHSC"), and AVSTAR Mortgage Corporation ("AMC"). The Company's investment in real estate acquired for development aggregated $195,000 at December 31, 1995. The Company also provides financial services (including brokerage services) and insurance products.
     The Company, as a registered savings and loan holding company, is subject to examination and regulation by the Office of Thrift Supervision ("OTS"), a department of the U.S. Treasury, and is subject to various reporting and other requirements of the Securities and Exchange Commission ("SEC"). First Federal, as a federally chartered savings and loan association, is subject to examination and comprehensive regulation by the OTS, and by the Federal Deposit Insurance Corporation ("FDIC"). Customer deposits with the Company are insured to the maximum extent provided by law through the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. First Federal is a member of the FHLB of Pittsburgh, which is one of 12 regional banks comprising the Federal Home Loan Bank System ("FHLB System"). First Federal also is subject to regulations administered by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") regarding reserves required to be maintained against deposits and certain other matters.
     The Company's results of operations continue to be primarily dependent on its net interest income (which is the difference between interest income and interest expense), provisions for loan and real estate losses and gains on the sale of mortgages. Net interest income decreased $93,000 in 1995 over 1994, provisions for loan and real estate losses increased $334,000 and gains on the sale of mortgages increased $798,000. For the year ended December 31, 1995, the Company earned $2.7 million or $1.01 per share, an increase of $.03 per share over 1994. For the year ended December 31, 1994, the Company earned $2.6 million or $.98 per share.

     For the year ended December 31, 1995, net interest income decreased largely due to increases in average rates and balances of interest bearing liabilities which was partially offset by the increased average balances of the loans receivable portfolio. Noninterest income increased primarily due to increased gains on the sale of mortgages by AMC. Noninterest expense increased due to higher occupancy expense and provision for real estate losses which was offset by a decrease in salaries and employee benefits.
     The Company's asset and liability management policies are designed to minimize the adverse effects of increases in interest rates on the Company's results of operations. The Company emphasizes the origination of installment loans, purchase and origination of fixed and variable rate mortgages that meet strict underwriting standards, and investment in corporate notes, U.S. Government and Agency securities and mortgage-backed securities with emphasis on short-term maturities of five years or less. However, this emphasis has not fully compensated for the increased sensitivity of the cost of its deposits and other sources of funds to changes in market interest rates.

Asset and Liability Management
     The principal determinant of the exposure of the Company's earnings to interest rate risk is the timing difference between the repricing or maturity of the Company's interest-earning assets and the repricing or maturity of its interest-bearing liabilities. If the maturities of the Company's assets and liabilities were matched, and if the interest rates borne by its assets and liabilities were equally flexible and moved concurrently, neither of which is likely to occur, the impact on net interest income of rapid increases or decreases in interest rates would be minimized. The Company's asset and liability management policies seek to decrease the interest rate sensitivity and shorten the maturities of its interest-earning assets and extend the maturities of its interest-bearing liabilities. Although management believes that the steps it has taken have reduced the Company's overall vulnerability to increases in interest rates, the Company continues to remain vulnerable to material and prolonged increases in interest rates because its interest-bearing liabilities exceed its interest-earning assets within one- to three-year maturities.
     A significant part of First Federal's program of asset and liability management has been the increased emphasis on the origination of short-term loans, which primarily includes consumer loans. The origination of consumer loans, the purchase of residential mortgages originated by correspondents and the Association's mortgage banking subsidiary, and the origination of adjustable-rate and/or short-term commercial mortgages and construction loans have accounted for the majority of total loan originations and purchases during each of the last three years. At December 31, 1995, approximately 68.9% of the loan portfolio, including mortgage-backed securities and loans held for sale, had adjustable rates or short-term maturities compared to 61.8% at December 31, 1994 and 71.4% at December 31, 1993.
     There were $5.0 million and $1.9 million of fixed-rate, fixed-term mortgage sales from the Company's existing portfolio in 1995 and 1993. These loans were sold for yield enhancement in response to rising interest rates. All of the fixed and variable rate mortgage loan originations of AMC are being sold to third parties, excluding those purchased by the Association for its own portfolio.
     To lengthen the terms of the Company's liabilities and thereby decrease the interest rate sensitivity of its deposits, management has maintained competitive long-term rates to retain long-term certificates of deposit where possible. In addition, the Company utilizes tiered and option deposit pricing, whereby higher rates or rate adjustment options are offered on accounts with longer terms and with higher minimum balance requirements. The Company has also made use of various Federal Home Loan Bank advance programs to lengthen its liabilities. Results of Operations
     The results of operations of the Company depend substantially on its net interest income, which is the largest component of the Company's net income. Net interest income is affected by the difference or spread between yields earned on its loan (including mortgage-backed securities) and investment portfolios and the rates of interest paid for its deposits and borrowings. Interest income is a function of the average balances of loans and investments outstanding during the period and the average yields earned on such loans and investments. Interest expense is a function of the average amounts of deposits and borrowings outstanding during the period and the average rates paid on such deposits and borrowings. The following table sets forth, as of and for the periods indicated, the average balances, the average yields and rates, and certain other information.

                                                                                           As of
                                                                                          Dec. 31,
                                                                        1995                1995                   1994
                                                          ------------------------------   -------   -------------------------------
                                                           Average               Average   Average    Average               Average
                                                          Balance(2)  Interest(4) Rate      Rate     Balance(2)  Interest(4)  Rate
                                                          ----------  --------   -------   -------   ----------  --------   --------
                                                                                     (Dollars in Thousands)
Interest-Earning Assets:
   Loans(3) ............................................   $178,999    $ 15,337   8.57%     8.57%     $149,643    $ 12,784   8.54%
   Loans held for sale .................................     32,498       2,796   8.60%     8.66%       31,209       2,272   7.28%
   Mortgage-backed securities ..........................     40,392       2,644   6.55%     6.76%       41,155       2,435   5.92%
   Investment securities and other .....................     26,428       1,960   7.42%     7.02%       19,307       1,102   5.71%
                                                           --------    --------   ----      ----      --------    --------   ----
Total Interest-Earning Assets ..........................    278,317      22,737   8.17%     8.17%      241,314      18,593   7.70%
                                                           --------    --------   ----      ----      --------    --------   ----
Interest-Bearing Liabilities:
   Now and Money market accounts .......................     31,662         826   2.61%     2.17%       40,507       1,085   2.68%
   Passbook accounts ...................................     18,827         501   2.66%     2.53%       21,263         558   2.62%
   Certificates of deposit .............................    113,254       6,421   5.67%     5.85%       94,102       4,427   4.70%
   FHLB advances .......................................     46,178       2,777   6.01%     6.10%       22,220       1,070   4.82%
   Short-term borrowings ...............................     45,891       2,986   6.51%     6.55%       43,494       2,134   4.91%
                                                           --------    --------   ----      ----      --------    --------   ----
Total Interest-Bearing Liabilities(5) ..................    255,812      13,511   5.28%     5.36%      221,586       9,274   4.19%
                                                           --------    --------   ----      ----      --------    --------   ----
Net Interest Income and Average Interest
   Rate Spread .........................................               $  9,226   2.89%     2.81%                 $  9,319   3.51%
                                                                       ========   ====      ====                  ========   ====
Net Earning Assets and Net Yield on
   Earning Assets(1) ...................................   $ 22,505               3.31%               $ 19,728               3.86%
                                                           ========               ====                ========               ====
Average Interest Earning Assets as a
   Percent of Average Interest-Bearing
   Liabilities .........................................      108.8%                                     108.9%
                                                              =====                                      =====
                                                                                1993
                                                               -------------------------------------
                                                                Average                      Average
                                                               Balance(2)       Interest(4)    Rate
                                                               ----------       -----------  -------
Interest-Earning Assets:
   Loans(3) ............................................       $130,333         $12,184        9.35%
   Loans held for sale .................................         24,702           1,558        6.31%
   Mortgage-backed securities ..........................         26,245           1,622        6.18%
   Investment securities and other .....................         40,950           1,889        4.61%
                                                               --------         -------        ----
Total Interest-Earning Assets ..........................        222,230          17,253        7.76%
                                                               --------         -------        ----
Interest-Bearing Liabilities:
   Now and Money market accounts .......................         43,460           1,198        2.76%
   Passbook accounts ...................................         21,172             622        2.94%
   Certificates of deposit .............................        108,601           5,513        5.08%
   FHLB advances .......................................         21,319           1,185        5.56%
   Short-term borrowings ...............................         12,253             417        3.40%
                                                               --------         -------        ----
Total Interest-Bearing Liabilities(5) ..................        206,805           8,935        4.32%
                                                               --------         -------        ----
Net Interest Income and Average Interest
   Rate Spread .........................................                        $ 8,318        3.44%
                                                                                =======        ====
Net Earning Assets and Net Yield on
   Earning Assets(1) ...................................       $ 15,425                        3.74%
                                                               ========                        ====
Average Interest Earning Assets as a
   Percent of Average Interest-Bearing
   Liabilities .........................................          107.5%
                                                                  =====

(1) Net yield on earning assets is net interest income divided by total interest-earning assets.
(2)  All average balances are daily average balances.
(3)  Includes nonaccrual loans in the average balances.
(4)  Loan fees which are an adjustment to yield are included in interest income.
(5)  Excludes long-term debt.

         The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rates (change in rate multiplied by old volume), (2) changes in volume (change in volume multiplied by old rate), and (3) changes in rate-volume (change in rate multiplied by the change in volume).

                                                                            Year Ended December 31,
                                               -------------------------------------------------------------------------------------
                                                            1995 vs. 1994                                1994 vs. 1993
                                               ----------------------------------------    -----------------------------------------
                                                                      Rate/                                      Rate/
                                                Rate      Volume     Volume       Net       Rate      Volume     Volume       Net
                                               -------    -------    -------    -------    -------    -------    -------    -------
                                                                                     (Dollars in Thousands)
Interest income:
  Loans ....................................   $    45    $ 2,507    $     1    $ 2,553    $(1,056)   $ 1,806    $  (150)   $   600
  Loans held for sale ......................       412         94         18        524        240        411         63        714
  Mortgage-backed securities ...............       259        (45)        (5)       209        (68)       921        (40)       813
  Investment securities and other ..........       330        407        121        858        450       (998)      (239)      (787)
                                               -------    -------    -------    -------    -------    -------    -------    -------
       Total interest income ...............     1,046      2,963        135      4,144       (434)     2,140       (366)     1,340
                                               -------    -------    -------    -------    -------    -------    -------    -------

Interest expense:
  NOW and Money market accounts ............       (28)      (238)         7       (259)       (35)       (82)         4       (113)
  Passbook accounts ........................         9        (64)        (2)       (57)       (68)         3          1        (64)
  Certificates of deposit ..................       913        900        181      1,994       (413)      (737)        64     (1,086)
  FHLB advances ............................       264      1,155        288      1,707       (158)        50         (7)      (115)
  Short-term borrowings ....................       696        118         38        852        185      1,062        470      1,717
                                               -------    -------    -------    -------    -------    -------    -------    -------
       Total interest expense(1) ...........     1,854      1,871        512      4,237       (489)       296        532        339
                                               -------    -------    -------    -------    -------    -------    -------    -------
Net change in net interest income (expense)    $  (808)   $ 1,092    $  (377)   $   (93)   $    55    $ 1,844    $  (898)   $ 1,001
                                               =======    =======    =======    =======    =======    =======    =======    =======

(1)  Excludes interest on long-term debt.

     Primarily as a result of increases in the cost of borrowing during 1995, the Company's average cost of interest bearing-liabilities increased to 5.28% in 1995 from 4.19% in 1994. The average interest rate spread decreased to 2.89% in 1995 from 3.51% in 1994. Net earning assets increased to $22.5 million in 1995 from $19.7 million in 1994, due to an increased emphasis on growing the loan portfolio and the Association's participation in the FHLB FundLine program. The result of these changes was a decrease in net interest income of $93,000.
     Net income increased $83,000 in 1995 and decreased $1.0 million in 1994 compared to the respective prior years. The results for 1993 included $717,000 for the cumulative effect of a change in accounting for income taxes resulting from the adoption of SFAS 109 and receipt of a $452,000 federal income tax claim refund plus interest of $250,000 from the IRS.

Interest Income
     Interest on loans receivable increased by $2.6 million or 20% in 1995 and increased $600,000 or 4.9% in 1994 over the respective prior years. The average loan portfolio yield was 8.57% in 1995, 8.54% in 1994, and 9.35% in 1993. While the average rate in 1995 was consistent with 1994, the decrease from 1993 was due to the decreases in interest rates on loans, the repayment of higher yielding fixed rate loans and normal index rate adjustments for adjustable rate mortgages and adjustable lines of credit. The average balance of the loan portfolio increased $29.4 million or 19.6% in 1995 and increased $19.3 million or 14.8% in 1994 due to increased emphasis to grow the loan portfolio.

     Interest on loans held for sale increased $524,000 or 23.1% in 1995 and $714,000 or 45.8% in 1994 over the respective prior years. The 1995 increase resulted from the increase in portfolio yield to 8.60% in 1995 from 7.28% in 1994. The 1994 increase resulted from an increase in the average balance of the loans held for sale portfolio of $6.5 million or 26.3% in 1994 due to the Association's participation in the FHLB MortgageVest and FundLine programs. In addition, the increase in 1994 was also due to higher interest rates.
     Interest on mortgage-backed securities increased $209,000 or 8.6% in 1995 and $813,000 or 50.1% in 1994 over the respective prior years. The increase in 1995 was attributable to an increase in the average portfolio yield to 6.55% from 5.92% in 1994. The increase in 1994 was attributable to an increase of $14.9 million or 56.8% in the average mortgage-backed portfolio due to redeployment of interest bearing deposits to mortgage-backed securities.
     Interest on investment securities increased $858,000 or 77.9% in 1995 and decreased $787,000 or 41.7% in 1994 over the respective prior years. The average yield of the investment portfolio was 7.42% in 1995, 5.71% in 1994 and 4.61% in 1993. However, the average balance of the investment portfolio increased significantly by $7.1 million or 36.9% during 1995 and decreased $21.6 million or 52.9% during 1994. The 1995 increase in the portfolio was to take advantage of attractive rates and to grow the portfolio. The 1994 decline in the investment portfolio resulted from management's intention to grow the loan and mortgage-backed portfolios.

Interest Expense
     Interest on deposits increased by $1.7 million or 27.6% in 1995 and decreased $1.3 million or 17.2% in 1994 over the respective prior years. The increase in 1995 was due primarily to the average cost of deposits increasing to 4.73% in 1995 from 3.89% in 1994, as well as an increase of $7.9 million or 5.0% in average deposits. The decrease in 1994 was primarily due to the average cost of deposits declining to 3.89% in 1994 from 4.23% in 1993, as well as a decrease of $17.4 million or 10.0% in average deposits from 1993. The 1994 decrease in deposits was attributable to using short-term borrowings to replace deposits because short-term borrowings were less expensive than the incremental cost of growing retail deposits.
     Interest on FHLB advances increased $1.7 million or 160.0% and decreased $115,000 or 9.7% in 1995 and 1994 over the respective prior years. Average advances increased $24.0 million or 107.8% in 1995 and $901,000 or 4.2% in 1994. The increase in 1995 was primarily due to various FHLB advance programs which were used to lengthen the Company's liability maturities. The average rate paid on advances increased to 6.01% in 1995 from 4.82% in 1994 and 5.56% in 1993.
     Interest on short-term borrowings increased $852,000 or 39.9% and $1.7 million or 411.8% in 1995 and 1994 over the respective prior years. Average short-term borrowings increased $2.4 million in 1995 and $31.2 million in 1994.
 The average rate paid on short-term borrowings increased to 6.51% in 1995 from 4.91% in 1994 and 3.40% in 1993. These increases resulted from the Association's participation in the FHLB MortgageVest and Fundline programs, use of the FHLB line of credit, and reverse repurchase agreements.

Net Interest Income
     As a result of the changes discussed under Interest Income and Interest Expense, net interest income decreased $93,000 or 1.0% in 1995 and increased $1.0 million or 12.0% in 1994 over the respective prior years.

Provision for Loan Losses
     The Association maintains an allowance for loan losses to provide for possible future losses in the loan portfolio. The 1995 provision was related to two loans that were repurchased by AMC. There were no net additions to the allowance for loan losses in 1994 and 1993. This was primarily due to improved credit quality, the general improvement in economic conditions in both the Association's market and nationally and for 1993, decreased loan balances when compared to prior years.
         The following table summarizes activity in the Company's allowance for loan losses during the periods indicated:

                                                                                       At December 31,
                                                           -----------------------------------------------------------------------
                                                             1995            1994            1993            1992            1991
                                                           -------         -------         -------         -------         -------
                                                                                   (Dollars in Thousands)
Balance at beginning of period .....................       $ 1,098         $ 1,224         $ 1,493         $ 1,501         $ 1,772
                                                           -------         -------         -------         -------         -------

Charge-offs:
    Residential real estate loans ..................          --              --                (2)             (4)            (83)
    Commercial real estate loans ...................          (136)           --              --              --              (532)
    Consumer loans .................................           (76)           (146)           (319)           (125)            (31)
                                                           -------         -------         -------         -------         -------
         Total charge-offs .........................          (212)           (146)           (321)           (129)           (646)
                                                           -------         -------         -------         -------         -------

Recoveries:
    Residential real estate loans ..................          --              --              --              --                 6
    Commercial real estate loans ...................          --              --              --              --              --
    Consumer loans .................................             3              20              52              16               3
                                                           -------         -------         -------         -------         -------
         Total recoveries ..........................             3              20              52              16               9
                                                           -------         -------         -------         -------         -------

Provisions for losses:
    Residential real estate loans ..................          --               (29)            (26)            (61)             22
    Commercial real estate loans ...................           115            (344)            (34)             84              14
    Consumer loans .................................          --              --               (15)             61             556
    Unallocated ....................................          --               373              75              21            (226)
                                                           -------         -------         -------         -------         -------
         Total provisions ..........................           115            --              --               105             366
                                                           -------         -------         -------         -------         -------
Balance at end of period ...........................       $ 1,004         $ 1,098         $ 1,224         $ 1,493         $ 1,501
                                                           =======         =======         =======         =======         =======

Net charge-offs as a percentage of average
loans outstanding ..................................           .12%            .09%            .21%            .07%            .37%
                                                           =======         =======         =======         =======         =======

         The following table shows the amount of the Company's allowance for loan losses attributable to each category of loan indicated and the percent of loans in each category to total loans, at each of the dates indicated.

                                          1995              1994             1993              1992                1991
                                     --------------    --------------   --------------    --------------    ----------------
                                     Amount     %      Amount     %     Amount     %      Amount     %      Amount       %
                                     ------   -----    ------   -----   ------   -----    ------   -----    ------     -----
                                                                         (Dollars in Thousands)
Residential real estate loans ...... $   37    51.8%   $   37    49.6%  $   66    44.2%   $   94    45.7%   $  159      46.0%
Commercial real estate loans .......    129     4.7%      150     5.0%     494     5.4%      527     6.7%      443       5.7%
Consumer loans .....................    337    43.5%      409    45.4%     535    50.4%      818    47.6%      866      48.3%
Unallocated ........................    501     n/a       502     n/a      129     n/a        54     n/a        33       n/a
                                     ------   -----    ------   -----   ------   -----    ------   -----    ------     -----
         Total ..................... $1,004   100.0%   $1,098   100.0%  $1,224   100.0%   $1,493   100.0%   $1,501     100.0%
                                     ======   =====    ======   =====   ======   =====    ======   =====    ======     =====

     When loans become delinquent as to principal and interest by 90 days or more, they are placed on nonaccrual status; at that point, a reserve for uncollected interest is established for 100% of the interest previously accrued and is charged against interest income.

     The  following   table  presents   information   concerning  the  Company's
nonperforming assets at the date indicated:

                                                                                                    At December 31,
                                                                             ------------------------------------------------------
                                                                              1995        1994        1993        1992        1991
                                                                             ------      ------      ------      ------      ------
                                                                                              (Dollars in Thousands)
Residential Real Estate Loans:
      Nonaccrual .......................................................     $  668      $  586      $1,081      $1,884      $1,610
      Loans serviced with recourse 90 days or more delinquent ..........        530         173          59         121         358
                                                                             ------      ------      ------      ------      ------
         Total .........................................................      1,198         759       1,140       2,005       1,968
                                                                             ------      ------      ------      ------      ------

Commercial Real Estate Loans:
      Nonaccrual .......................................................        576        --          --          --           203
      Restructured .....................................................       --          --           567         570        --
                                                                             ------      ------      ------      ------      ------
         Total .........................................................        576        --           567         570         203
                                                                             ------      ------      ------      ------      ------

Consumer Loans:
      Nonaccrual .......................................................        870         537         940       2,128       2,567
      Accruing loans 90 days or more delinquent ........................       --          --          --          --            13
                                                                             ------      ------      ------      ------      ------
         Total .........................................................        870         537         940       2,128       2,580
                                                                             ------      ------      ------      ------      ------

Total nonperforming loans:
      Nonaccrual .......................................................      2,114       1,123       2,021       4,012       4,380
      Restructured .....................................................       --          --           567         570        --
      Accruing loans 90 days or more delinquent ........................       --          --          --          --            13
      Loans serviced with recourse 90 days or more delinquent ..........        530         173          59         121         358
                                                                             ------      ------      ------      ------      ------
         Total .........................................................      2,664       1,296       2,647       4,703       4,751
                                                                             ------      ------      ------      ------      ------

Real estate owned, net .................................................         57       1,154       1,841       1,860       2,049
                                                                             ------      ------      ------      ------      ------
Total nonperforming assets .............................................     $2,721      $2,450      $4,488      $6,563      $6,800
                                                                             ======      ======      ======      ======      ======

Total nonperforming loans as a percent of total loans ..................        1.4%         .8%        2.0%        3.4%        2.8%
                                                                                ===          ==         ===         ===         ===

Total nonperforming assets as a percent of total assets ................         .9%         .9%        1.7%        2.8%        2.9%
                                                                                 ==          ==         ===         ===         ===

     At December 31, 1995, the Company's loan portfolio contained $2.7 million in nonperforming loans, which included $576,000 of impaired loans. Nonperforming residential loans amounting to $1.2 million, consisted of 19 single-family residential loans ranging in balance up to $389,000.
     Nonperforming commercial loans amounting to $576,000 consisted of two resort properties and a home/business property with loan balances ranging up to $236,000. All three loans were deemed to be impaired at December 31, 1995.

     Nonperforming consumer loans totalled $870,000 at December 31, 1995 and consisted of 64 loans ranging in balance up to $106,000.
     If interest income had been recorded on all nonaccrual loans outstanding at December 31, 1995, interest income would have increased by approximately $82,000, $57,000, and $56,000 during 1995, 1994 and 1993, respectively.
     Real estate owned properties with a net carrying value of $57,000 at December 31, 1995 consisted of three local single-family residences. Management believes adequate reserves have been established on these properties.
     The aggregate loan concentrations in states and areas bordering the Company's normal lending area of southcentral and southeastern Pennsylvania as well as the southern and southwestern United States comprise less than 20% of total loans receivable.
     The Company intends to continue to monitor the adequacy of the allowances for loan and real estate losses and make provisions as actual experience or economic conditions warrant. Management believes that the allowances for loan and real estate losses are adequate. While management uses available information to recognize losses on loans and real estate, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for loan and real estate losses. Such agencies may require the Company to recognize additions to the allowances based on their judgements about information available to them at the time of their examination.

Noninterest Income
     In 1988, FHSC reactivated its grandfathered insurance license and began offering a full line of insurance products. This full line of insurance products rounds out other financial products offered through INVEST, which is a nationally marketed investment advisory and securities brokerage program to which FHSC subscribes.
     At December 31, 1995, SHSC was involved in two real estate joint ventures and one real estate project with local builders and developers.
     Other fees and charges decreased $351,000 or 39.2% in 1995 and decreased $62,000 or 6.5% in 1994 over the respective prior years. The changes were primarily due to fluctuations in fees earned by INVEST and the title insurance agency.
     Loan servicing fee income increased $88,000 or 16.4% and $67,000 or 14.3% in 1995 and 1994, respectively, due to an increase in the loan servicing portfolio at AMC. The loan servicing portfolio increased to $244 million at the end of 1995 from $194 million at the end of 1993.
     Gain on the sale of mortgages increased $798,000 or 59.6% in 1995 and decreased $835,000 or 38.4% in 1994 over the respective prior years. The increase in 1995 was due to more favorable market conditions in response to lower interest rates, the sale of $5.0 million of loans receivable which resulted in a gain of $238,000 and a $237,000 charge for a decline in market value of loans transferred from the held-for-sale portfolio to the held-to-maturity portfolio in the prior period. During 1995, AMC had higher marketing gains due to decreasing interest rates while it sold approximately $123 million of loans compared with $129 million and $160 million in 1994 and 1993, respectively. At December 31, 1995, AMC had $12.9 million in loans held for sale compared to $7.3 million and $19.3 million at December 31, 1994 and 1993, respectively. The decrease in 1994 was due to lower volume of loan refinancings and originations in response to higher interest rates and a $237,000 charge for the decline in market value of loans transferred from the held-for-sale portfolio to the held- to-maturity portfolio.
     Gain on the sale of servicing in 1994 resulted from the sale of a portion of the AMC servicing portfolio.

     Income from real estate operations decreased $123,000 and increased $211,000 in 1995 and 1994, respectively. The decrease in 1995 was a result of fewer properties held. The increase in 1994 resulted primarily from the recognition of a previously deferred gain on the sale of real estate held for development and gains from the sale of real estate acquired in settlement of loans.

Noninterest Expenses
     Salaries and employee benefits decreased $364,000 or 8.7% in 1995 and increased $100,000 or 2.5% in 1994 over the respective prior years. The decrease in 1995 was due to a reduction in ESOP contributions, reduction in personnel associated with loan origination activity and the termination of an employment agreement in the prior period. The increase in 1994 was primarily due to increased retirement and ESOP benefits as a result of AMC employees becoming participants in the Company's retirement and ESOP programs, payment to two AMC officers for the termination of an employment agreement based on the net value of the mortgage servicing portfolio, the addition of staff appraisers by AMC and higher employee group benefits all of which were partially offset by a decrease in accrued bonuses to officers of $450,000.
     Net occupancy expense increased $171,000 or 13.5% in 1995 and $77,000 or 6.5% in 1994 over the respective prior years. The increases in 1995 and 1994 were due to increases in office rent, depreciation, system upgrades, and maintenance.
     Federal insurance premiums are a function of the size of the deposit portfolio and the premiums charged. The deposit premiums decreased $5,000 or 1.1% in 1995 and increased $61,000 or 16.1% in 1994. The increase in 1994 was due to one-time FDIC credits amounting to $138,000 in 1993.
     Congress is currently considering legislation which would require all SAIF-insured institutions to pay a one-time recapitalization assessment of approximately 75 to 85 basis points on deposit balances held as of March 31, 1995. The intent of this assessment would be to bring the SAIF capitalization to the congressionally mandated 1.25% of aggregate SAIF-insured deposits. Should this legislation become enacted as expected in 1996, management expects the assessment to total, pre-tax, approximately $1.2 million to $1.4 million. Upon SAIF reaching the mandated 1.25% capitalization level, the Company expects its SAIF premiums to be reduced to 4 basis points, resulting in significant deposit cost savings in future periods. Congress is also considering related legislation that would require, among other significant changes, elimination of the thrift charter by January 1, 1998 and elimination of the thrift bad debt reserve method for deducting loan losses for years ended after December 31, 1995. Currently management cannot reasonably predict whether such legislation will be enacted; however, should the legislation be enacted as proposed, management believes that the effect on the thrift industry would be significant.
     Marketing expense increased $75,000 or 19.4% in 1995 and $134,000 or 53.0% in 1994 due to advertising campaigns for consumer loans and for a new savings product.
     Professional fees increased $65,000 or 18.3% and $65,000 or 22.4% in 1995 and 1994 over the respective prior years. The increasse in both years were due to costs connected with the review of acquisition proposals.
     The $200,000 credit for provision for real estate losses in 1994 was primarily due to a reduction in real estate reserves on SHSC's land development projects. The reductions were made possible by SHSC's sale of its interest in a joint venture and reductions in land development projects. Total real estate owned decreased to $57,000 at December 31, 1995 from $1.2 million at December 31, 1994. At December 31, 1995 the net carrying value of real estate projects and joint ventures was $195,000.
     Other noninterest expense increased $164,000 or 13.5% and $33,000 or 2.8% in 1995 and 1994 over the respective prior years. The increase in 1995 was due largely to supplies for marketing promotions. The increase in 1994 was due to an increased commitment to employee training.

Income Taxes
     In 1995, 1994 and 1993, the Company had combined federal and state income taxes of approximately $1.6 million, $1.9 million, and $1.5 million, respectively. The effective federal tax rates were 37.4% for 1995, 42.3% for 1994, and 34.4% for 1993. The decrease in the effective tax rate for 1995 was primarily due to state tax savings. The lower effective Federal tax rate for 1993 was due to a receipt in 1993 of an Internal Revenue Service claim refund of $452,000.
     The Tax Reform Act of 1986 reduced the availability and extent of the special tax treatment afforded savings institutions through a variety of changes to existing tax laws. The two major changes were the reduction in the maximum corporate tax rate to 34% for taxable years beginning on or after July 1, 1987, and a reduction in the maximum bad debt deduction under the percentage method from 40% of taxable income to 8% of taxable income (effective for taxable years beginning after December 31, 1986). In February 1992, the FASB issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109), which changed the Company's method of accounting for income taxes from the deferred method to the asset and liability method. The Company adopted SFAS 109 effective January 1, 1993 on a prospective basis, with the cumulative effect of this accounting change amounting to an increase to the financial statement deferred tax asset of $717,000, with a corresponding credit to income.

Net Income
     The $83,000 increase in net income in 1995 was atttributable primarily to increased gains on the sale of mortgages, decreased salaries and benefits and decreased income taxes, which were partially offset by decreased other fees and charges, reduction of real estate reserves on land development projects in the prior period and an increase in the provision for loan losses. The $1.0 million decrease in net income in 1994 was attributable primarily to decreased gains on the sale of mortgages, the implementation of SFAS 109 in the prior period and the receipt of a federal income tax claim refund and related interest from the IRS in the prior period, which were partially offset by an increase in net interest income and a reduction of real estate reserves on land development projects.

Liquidity and Capital Resources
     The increase in total loans during 1995 was primarily due to increased loan originations for single family residences, the sources of funding for which were primarily FHLB advances.
     The Company, like many other financial institutions, has experienced increased competition for depositors' funds. This has resulted in many depositors placing funds in non-traditional financial institutions such as brokerage houses and mutual funds. The Company has diversified its products and has the ability to offer alternative investment products through INVEST Financial Corporation; therefore many of the Company's customers have been retained, albeit with different products and services. Customers in search of higher yields are made aware of alternative products and management believes they will return as deposit customers when deposit rates become more acceptable to them. In addition, as previously discussed, the Company has maintained competitive long-term rates to retain long-term certificates of deposits and has utilized various Federal Home Loan Bank advance programs to lengthen its liabilities. Management continues to monitor such trends through its asset/liability committee and believes that the Company will continue to have adequate liquidity and its results of operations will not be significantly impacted by unexpected declines in deposit balances.

     The Association is required by regulation to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less, to assure its ability to meet demands for withdrawals and repayment of short-term borrowings. The Association's principal sources of liquidity are deposits, principal and interest payments on loans, and FHLB advances. The Association's average daily liquidity for 1995 ranged from 10.3% to 12.1% on a monthly basis.
     First Federal's available sources of funds consist of deposits bearing market rates of interest, loan repayments, advances from the FHLB of Pittsburgh and other short-term borrowings.
     First Federal uses its capital resources principally to meet ongoing commitments to fund maturing certificates of deposit and deposit withdrawals, repay borrowings, fund existing and continuing loan commitments, develop real estate, maintain liquidity and meet operating expenses. At December 31, 1995, the Company had mortgage loan commitments of approximately $8.9 million primarily through AMC and approximately $15.6 million in unused home equity and unsecured lines of credit.
     At December 31, 1995 First Federal had time deposits maturing within one-year aggregating $63.9 million. Management believes that a substantial portion of First Federal's maturing time deposits will be redeposited in First Federal.
     Under regulations adopted by the OTS, each savings institution is required to maintain tangible and core capital equal to at least 1.5% and 3.0%, respectively, of its total adjusted assets and, risk-based capital equal to at least 8.0% of its risk-adjusted assets. At December 31, 1995, the Association exceeded each requirement, with tangible, core and risk-based capital ratios of 7.61%, 7.61% and 12.17%, respectively.
     The investments in and extensions of credit to FHSC and SHSC (which amounted to $253,000 at December 31, 1995) are deducted from capital because real estate development activities are impermissible for national banks. The Association's $14.2 million extension of credit to and investment in AMC, which engages solely in activities permissible for national banks, is not subject to the same deduction requirements as the real estate developments and therefore the Association believes that it will continue to exceed all three of its capital requirements on an ongoing basis.

     The following table sets forth the various components of the Association's regulatory capital at December 31, 1995:

                                                       Regulatory
                                           ------------------------------------
                                           Tangible       Core       Risk-Based
                                           Capital       Capital       Capital
                                           --------      --------      --------
                                                      (In Thousands)
GAAP capital .........................     $ 25,389      $ 25,389      $ 25,389
Nonallowable Assets:
   Assets of parent ..................       (2,191)       (2,191)       (2,191)
   Equity in nonincludable
      subsidiaries ...................         (253)         (253)         (253)
   Purchased servicing
      rights--excess .................          (19)          (19)          (19)
  Nonallowable Liabilities:
   Liabilities of parent .............          258           258           258
Additional capital items:
   Unrealized gain on securities
      available for sale .............         (201)         (201)         (201)
   General valuation
      allowances .....................         --            --           1,004
                                           --------      --------      --------
Regulatory capital--
      computed .......................       22,983        22,983        23,987
Minimum capital
   requirement .......................        4,531         9,061        15,767
                                           --------      --------      --------
Regulatory capital--
   excess ............................     $ 18,452      $ 13,922      $  8,220
                                           ========      ========      ========

Impact of Inflation and Changing Prices
     The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

Pending Merger
     In November 1995, the Company signed a definitive agreement to be acquired by Harris Savings Bank. The acquisition, which is expected to be consummated in April of 1996, will be a 100% cash purchase with each share of the outstanding common stock of the Company being exchanged for $14.77 in cash. The acquisition is subject to regulatory approval.

New Accounting Standards
     In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). SFAS 121 provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets to be held and used and assets to be disposed of.
     SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset.
     SFAS 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.
     SFAS 121 is effective for financial statements for fiscal years beginning after December 15, 1995.
     Management does not expect that the adoption of SFAS 121 will have a material impact on its financial condition or results of operations.
     In May 1995, FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65" (SFAS 122). SFAS 122 amends Statement 65 to require an institution to recognize as separate assets the rights to service mortgage loans for others when a mortgage loan is sold or securitized and servicing rights retained. SFAS 122 also requires an entity to measure to impairment of servicing rights based on the difference between the carrying amount of the servicing rights and their current fair value.
     The Company presently does not know and cannot reasonably estimate the impact of adopting the provisions of SFAS 122 on its financial condition or results of operations.
     SFAS 122 is to be applied prospectively in fiscal years beginning after December 15, 1995, to transactions in which an institution sells or securitizes mortgage loans with servicing rights released. In addition, the provisions of SFAS 122 should be applied to the measurement of impairment for all capitalized servicing rights, including servicing rights capitalized prior to the initial adoption of SFAS 122. The Company will adopt the provisions of SFAS 122 effective January 1, 1996.
     The Company has not elected early adoption of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," SFAS 123 becomes effective January 1, 1996 and will not have a material effect on the Company's financial position or results of operations. Upon adoption of SFAS 123, the Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 125, "Accounting for Stock Issued to Employees," and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

Market and Dividend Information
     The common stock of the Company is quoted and traded on NASDAQ National Market System under the FFHP symbol. As of December 31, 1995 there were approximately 1,100 stockholders of record.

     The Company has paid a quarterly cash dividend since the third quarter of 1987. The following table summarizes the common stock price ranges, as provided by NASDAQ, and dividends paid for each quarter. The prices per share and the dividends per share have been retroactively adjusted to give effect to the two for one stock split effective January 1995 and the 10% stock dividend paid in November 1995.

                                               Cash Dividend
1995                    High       Low           Per Share
- ----                    ----       ---           ---------
First quarter          $11.48    $  9.00          $.050
Second quarter          11.70      10.80           .050
Third quarter           11.70      11.03           .050
Fourth quarter          14.63      11.25           .055

1994
- ----
First quarter          $10.80     $ 9.90          $.045
Second quarter          10.80       9.34           .046
Third quarter           14.40       9.23           .045
Fourth quarter          14.18       9.00           .046


SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Balance Sheet Data:                                                    December 31,
                                                  ------------------------------------------------------------------------
                                                    1995            1994            1993            1992            1991
                                                  --------        --------        --------        --------        --------
                                                                               (In Thousands)
Total Assets .............................        $304,667        $269,985        $266,417        $232,011        $234,830
Loans receivable, net(1) .................         267,749         234,308         228,468         175,381         194,935
Investment securities and interest-bearing
   deposits(2) ...........................          28,084          22,589          24,731          44,348          28,915
Deposits .................................         173,829         151,460         164,404         182,693         211,151
FHLB advances ............................          68,861          22,011          24,600          19,000           1,000
Short-term borrowings ....................          27,705          64,980          46,295           5,717            --
Stockholders' equity .....................          25,389          23,399          21,023          17,456          15,652

Selected Operating Data:                                                                 Year Ended December 31,
                                                                     ---------------------------------------------------------------
                                                                       1995         1994         1993          1992          1991
                                                                     --------     --------      --------      --------      --------
                                                                                  (In Thousands, except per share data)
Total interest income ..........................................     $ 22,737     $ 18,593      $ 17,253      $ 19,048      $ 22,046
Total interest expense .........................................       13,511        9,274         8,935        11,488        15,040
                                                                     --------     --------      --------      --------      --------
Net interest income ............................................        9,226        9,319         8,318         7,560         7,006
Provision for loan losses ......................................          115         --            --             105           366
                                                                     --------     --------      --------      --------      --------
Net interest income after provision for loan losses ............        9,111        9,319         8,318         7,455         6,640
Gain (loss) on sale of investment and trading securities .......            1          (11)         --             (17)            8
Unrealized losses on securities held for sale ..................         --           --             (16)         --            --
Gain on sale of mortgage-backed securities .....................         --           --            --            --               6
Gain on sale of mortgages ......................................        2,136        1,338         2,173         1,450           773
Gain (loss) on sale of property and equipment ..................         --             (7)           17          --            --
Gain on sale of servicing ......................................         --            114          --              22          --
Income (loss) from real estate operations ......................           53          176           (35)          156           615
Other income excluding gains (losses)
   on above sales ..............................................        1,166        1,440         1,689         1,196         1,110
Noninterest expenses ...........................................        8,173        7,850         7,738         6,963         6,373
                                                                     --------     --------      --------      --------      --------
Income before income taxes and cumulative effect
   of change in accounting for income taxes ....................        4,294        4,519         4,408         3,299         2,779
Income taxes ...................................................        1,605        1,913         1,517         1,290         1,149
                                                                     --------     --------      --------      --------      --------
Income before cumulative effect of change in
   accounting for income taxes .................................        2,689        2,606         2,891         2,009         1,630
Cumulative effect of change in accounting for income
   taxes .......................................................         --           --             717          --            --
                                                                     --------     --------      --------      --------      --------
Net income .....................................................     $  2,689     $  2,606      $  3,608      $  2,009      $  1,630
                                                                     ========     ========      ========      ========      ========
Earnings per share(3) ..........................................     $   1.01     $    .98      $   1.37      $    .78      $    .65
                                                                     ========     ========      ========      ========      ========

Other Selected Data:                                                             Year Ended December 31,
                                                               ------------------------------------------------------------
                                                               1995          1994          1993          1992         1991
                                                               -----         -----         -----         -----        -----
Average yield earned on all interest-earning assets             8.17%         7.70%         7.76%         8.46%        9.86%
Average rate paid on interest-bearing liabilities ..            5.28          4.19          4.32          5.42         6.98
Average interest rate spread:
   During period ...................................            2.89          3.51          3.44          3.04         2.88
   At end of period ................................            2.81          3.83          3.54          3.47         2.79
Ratio of noninterest expense to average total assets            2.76          3.02          3.25          2.95         2.68
Return on average assets ...........................             .91          1.00          1.52           .85          .68
Return on average equity ...........................           11.06         11.73         18.59         12.12        10.50
Average equity to average assets ...................            8.22          8.54          8.16          7.03         6.52
Dividend payout ratio ..............................           20.30         18.52         11.59         17.96        19.58
Number of full service offices at end of period ....            8             8             8             8            7

- -----------------
(1)  Includes mortgage-backed securities and loans held for sale.
(2) Includes securities held for sale, stock in the Federal Home Loan Bank ("FHLB") of Pittsburgh and interest-bearing accounts. At December 31, 1995, the interest-bearing accounts amounted to $3.3 million.
(3) Earnings per share were adjusted retroactively to reflect the 10% stock dividend paid in November 1995, the two for one stock split effective January 1995, the 20% stock dividend paid in November of 1993 and the 10% stock dividends paid in November 1992 and November 1991.